# Annual Report 2002

ALLIANCE BANCORP
*of New England, Inc.*

*Alliance Bancorp of New England, Inc.*


Enfield
Stafford
Ellington
Tolland
Willington
South Windsor
Lafayette
Vernon
91
84
Hartford
Tolland
Coventry
Hebron


18% Deposit
Market Share
in Tolland
County

*Alliance Bancorp of New England, Inc. is committed to enhancing shareholder value through controlled growth and a competitive return on investment. Alliance is traded on the American Stock Exchange under the symbol "ANE."*

*Alliance is the holding company for Tolland Bank, a Connecticut community bank with nine offices serving the growing market along the Interstate 84 corridor connecting Hartford and Boston, and a tenth office opening in Enfield in 2003, which will expand our market reach along Interstate 91.*

*Tolland Bank is a full service bank with a leading share of its primary market. In addition to personal banking, we have an experienced business banking team servicing commercial customers throughout central CT.*

*Established in 1841, Tolland Bank has a tradition of customer service and innovative financial solutions. The Bank has expanded through new offices and has maintained a focus on customer needs with offerings that include investment products, insurance products, planning services, internet banking - as well as more traditional bank products.*

*Our mission is to help businesses, families, and individuals achieve their financial objectives by relying on our fundamental strengths - convenience, superior marketing and customer service, knowledge of our communities, and competitive pricing.*

*We also seek to provide challenging careers for our employees. They are rewarded for displaying a high level of courteous, friendly and professional service to all internal and external people who need assistance.*

*Our goal is to pursue growth and opportunity to maximize and strengthen shareholder value over the long term.*

Tolland Bank

*A wise choice in banking*



| *Performance* | *Years ended, December 31* 2002 | 2001 |
|---|---|---|
| Net Income ($ thousands) | 3,458 | 2,975 |
| Return on Equity (%) | 15 | 15 |
| Total Return on Shares (%) | 89 | 37 |
| Earnings Per Share ($ diluted) | 1.26 | 1.12 |
| Book Value Per Share ($ year-end) | 9.58 | 8.58 |

| *Annualized Growth* | *One Year* | *Five Years* |
|---|---|---|
| Net Income | 16% | 11% |
| Regular Loans | 12 | 14 |
| Deposits | 9 | 8 |

*Note: regular loans exclude purchased Government guaranteed loans.*


Cumulative Return on Equity
14%
34%
62%
86%
114%
16% Avg Annual Return
1998
1999
2000
2001
2002

*"Even in the grimmest stock market times, some shares shine. Practical-minded companies like... Alliance Bancorp of New England... (one) of the market's best performing stocks last year - just keep chugging along no matter what the economy... may bring."*

*Fortune* Magazine
January 23, 2003
Andy Serwer
CNN Commentator

*"Alliance was one of the 15 highest performing companies among the 218 small public thrifts in the annual performance ranking."*

*SNL Financial*,
May, 2002
Thrift Investor

## Contents:



ALLIANCE BANCORP
*of New England, Inc.*

## *Dear fellow shareholders, customers and associates:*



This past year will be remembered as one in which the economy has been a challenge for both individuals and businesses, with the lowest interest rates in a generation, and in the third year of a major stock market correction. I am pleased to report that we enjoyed solid growth during this past year – a significant accomplishment when you consider the difficult economic climate.

We attribute the growth we saw in 2002 to the loyalty we've built over the years, our focus on customer service, increased sales and marketing efforts, expansion into new markets, and our array of products and services. We constantly ask ourselves what it will take to be the best and what our communities want. We believe our strong two-way communication with our communities, coupled with our ability and desire to do business in ways that make life easy for our customers, attracts them to us.

*Net Income*
*(Millions)*


$3.5
$2.0
11%
Annual
Growth
1997
2002

We have enjoyed 5 years of record earnings growth and increasing shareholder returns. The performance of our stock has reflected those results. As always, we are committed to maintaining and improving our record of shareholder value. To assist in achieving these objectives, we announced the engagement of the investment banking firm Friedman Billings Ramsey (FBR) of Arlington, Virginia in December. We are in the process of working together in a comprehensive review of strategies and plans to enhance shareholder value.

In order to be able to devote our time and resources to the important task of determining the best methods of achieving continued higher returns for our shareholders, the Board of Directors voted to delay the 2003 Annual Meeting. Once we have completed our performance review, we will announce the Annual Meeting date.

*Total Assets*
*(Millions)*


$415
$222
13%
Annual
Growth
1997
2002

We welcomed Patrick Logiudice to the Board of Directors. With over 30 years of experience in the banking industry and 26 serving the markets in Tolland County and eastern Connecticut, Mr. Logiudice brings extensive relationships with local businesses and professionals including attorneys, accountants and town officials. The Board will benefit from his experience, networks and strong community ties.

We continue to pursue growth and opportunities to maximize and strengthen shareholder value over the long term. As you will see from the financial report, our growth is evident. In addition, **our market share is strong** relative to our size. Tolland Bank enjoys an 18% market share in Tolland County.

Tolland Bank is **dedicated to the communities we serve**. Over the years we have focused on being extremely active in those communities and contributing in ways that make a difference - sponsorships, fundraisers, donations and volunteerism. We are proud of our contributions and they are discussed further in the Community Involvement section of this Annual Report.

*Service Charges and Other income*
*(% of Avg Assets)*


.65%
.49%
Higher
Fee
Income
1997
2002

*Non-Interest Expense*
*(% Avg Assets)*


2.74%
2.52%
Lower
Expense
Overhead
1997
2002

Where do we go from here? We believe the actions we took in 2002 reinforced our **solid foundation** and will support our success for years to come. We will continue to grow as a marketing focused organization and look forward to our new branch office in Enfield, CT - an excellent new market for Tolland Bank in 2003. We remain committed to our mission of superior customer service, dedication to the communities we serve and **enhancing the Company's value for our shareholders.**

In closing, I would like to extend a sincere **thank you** to the Board of Directors, senior management and our employees, without whose efforts and dedication our success and growth would not be possible. As always, we are grateful for the loyalty, strong support and confidence of our shareholders and customers.

Sincerely,

Joseph H. Rossi

Joseph H. Rossi
President/CEO

*We believe that getting involved* with our communities helps make each a better place to live and work. This in turn makes for a healthier economy, encourages businesses to work with each other and promotes new business growth. As a longstanding, integral community bank in Tolland County, Tolland Bank has a strong record of responding to community needs through scholarships, donations, sponsorships, and volunteerism.

We support many local school scholarships, yearbooks, school calendars, sports teams, theatre productions, spelling bees, facilities and playground fundraisers. Tolland Bank also provides the *"How to do your banking"* program to educate youth on basic banking concepts. In 2002, children and young adults working towards their GED have benefited from the program. Tolland Bank has been very pleased with the returns – 710 more financially educated young adults who will enter the workforce and society.

In 2002, Tolland Bank contributed continuously to local food banks, helping those in need obtain food and supplies for their families, especially around the holidays. We provide drop-off areas at each branch, and our annual *Double Deposit Day* raises thousands of dollars - for every customer deposit on May 16, Tolland Bank contributes $1.00.

Tolland Bank was the lead sponsor in the *Uzbekistan Student Exchange* program hosted in South Windsor in 2002. We provided airfare, visas and a Washington Post Newspaper subscription to the Uzbekistan teachers. We received a letter of recognition from the U.S. State Department, and more importantly, the Uzbekistan School developed and incorporated a Current Events Course into their curriculum using ongoing articles from the newspaper. In light of current events, this program is more critical than ever. Fostering understanding between countries at this level can make a difference in the world long-term.

*Uzbekistan students and their teacher take a tour of Tolland Bank*



Through its annual fundraisers and the volunteerism of our employees for the American Cancer Society, Tolland Bank raised $25,000 with the *Relay for Life* marathon and the first annual *Swing for Charity* golf tournament, organized by Tolland Bank.



*Joseph Rossi, President, Tolland Bank and Anne-Marie McKinstry, Event Chairwoman, Tolland Bank, proudly present a check to Amanda Marsili, our American Cancer Society representative.*

As a community bank, we have a commitment to help businesses grow. To that end, we have a policy to approach our business banking customers to provide needed services. We also provide them marketing benefits by offering the *Business Marketing Program*. For a small fee, our business customers can advertise to other Tolland Bank customers via statement stuffers, and/or advertise on our website. Or, they can choose to put up a business display in their favorite Tolland Bank lobby.

We feel a corporate responsibility to our communities and hold *Community Breakfast Meetings* four times a year, rotating throughout the communities we serve. These meetings help us learn more about their needs and provides us an opportunity to communicate how Tolland Bank can best help each community. The open forum also gives town officials a chance to talk with each other and discuss issues and other topics.

## SELECTED CONSOLIDATED FINANCIAL DATA

| *December 31* | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **For the Year** (in thousands) | | | | | |
| Net interest income | $12,548 | $12,211 | $11,892 | $10,346 | $9,028 |
| Provision for loan losses | 348 | 325 | 335 | 237 | 179 |
| Service charges and other income | 2,603 | 1,685 | 1,482 | 1,535 | 1,243 |
| Net gain (loss) on securities & other assets | 251 | (467) | 36 | 190 | 1,193 |
| Non-interest expense | 10,153 | 8,932 | 8,621 | 7,808 | 7,364 |
| Net income | 3,458 | 2,975 | 3,220 | 2,922 | 2,558 |
| **Per Share** | | | | | |
| Net income - basic | $ 1.33 | $ 1.16 | $ 1.26 | $ 1.16 | $ 0.97 |
| Net income - diluted | 1.26 | 1.12 | 1.24 | 1.12 | 0.94 |
| Dividends declared | 0.286 | 0.273 | 0.250 | 0.209 | 0.155 |
| Book value | 9.58 | 8.58 | 7.06 | 5.65 | 7.22 |
| Common stock price (close) | 20.15 | 10.91 | 8.18 | 8.07 | 10.68 |
| **At Year-End** (in millions) | | | | | |
| Total assets | $ 414.5 | $ 384.6 | $ 348.2 | $ 306.9 | $ 283.6 |
| Total loans | 278.3 | 254.6 | 228.3 | 191.6 | 184.7 |
| Other earning assets | 109.6 | 104.0 | 95.9 | 85.0 | 87.4 |
| Deposits | 330.8 | 303.4 | 280.5 | 251.4 | 240.0 |
| Borrowings | 54.5 | 57.1 | 46.7 | 39.6 | 23.6 |
| Shareholders' equity | 25.6 | 22.1 | 18.1 | 14.3 | 18.2 |
| **Operating Ratios** | | | | | |
| Return on average equity | 14.86% | 14.80% | 20.66% | 17.68% | 14.24% |
| Return on average assets | 0.86 | 0.82 | 0.97 | 0.99 | 1.02 |
| Net interest margin (fully taxable equivalent) | 3.42 | 3.71 | 4.02 | 3.88 | 4.02 |
| Efficiency ratio | 65.28 | 62.27 | 61.88 | 62.83 | 67.54 |
| Equity % total assets (period end) | 6.16 | 5.74 | 5.20 | 4.67 | 6.42 |
| Dividend payout ratio | 21.40 | 23.52 | 19.84 | 18.08 | 15.46 |
| **Loan Related Ratios** | | | | | |
| Net charge-offs/average regular loans | –% | 0.01% | 0.06% | 0.05% | 0.07% |
| Loan loss allowance/regular loans | 1.60 | 1.62 | 1.65 | 1.82 | 1.89 |
| Nonperforming assets/total assets | 0.59 | 0.56 | 0.32 | 0.41 | 0.23 |
| **Growth** | | | | | |
| Net income | 16% | (8)% | 10% | 14% | 27% |
| Regular loans | 12 | 9 | 18 | 9 | 22 |
| Deposits | 9 | 8 | 12 | 5 | 8 |

Notes:

(1) All share and per share data for prior periods has been adjusted to reflect the eleven-for-ten stock split effected in the form of a 10% stock dividend distributed in May 2002.

(2) The efficiency ratio is non-interest expense divided by the sum of net interest income (fully taxable equivalent) and service charges and other income.

(3) Regular loans are total loans excluding government guaranteed loans.

## INTRODUCTION

Alliance Bancorp of New England, Inc. ("Alliance" or the "Company") is the holding company for Tolland Bank (the "Bank"). The consolidated financial statements and related notes should be read in conjunction with this discussion. All references to changes in fiscal year 2002 in this discussion are compared to fiscal year 2001 unless otherwise specified, and all references to changes at December 31, 2002 are compared to December 31, 2001 unless otherwise specified. All share and per share data for prior periods has been adjusted to reflect the eleven-for-ten stock split effected in the form of a 10% stock dividend distributed on May 21, 2002.

### *Special Note Regarding Forward-Looking Statements*

This report contains certain "forward-looking statements." These forward-looking statements, which are included principally in Management's Discussion and Analysis, describe future plans or strategies and include the Company's expectations of future financial results. The words "believe," "expect," "anticipate," "estimate," "plan," "project" and similar expressions identify forward-looking statements. The Company's ability to predict results or the effect of future plans or strategies or qualitative or quantitative changes based on market risk exposure is inherently uncertain. Factors which could affect actual results include but are not limited to changes in general market interest rates, general economic conditions, legislative/regulatory/tax changes, fluctuations of interest rates, changes in the quality or composition of the Company's loan and investment portfolios, deposit flows, competition, demand for financial services in the Company's markets, and changes in accounting principles. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements.

## DISCUSSION OF CRITICAL ACCOUNTING POLICIES

The most material estimates made by Management in preparing the Company's consolidated financial statements are summarized in Note 1 to the consolidated financial statements which should be read in conjunction with this discussion and analysis. Further discussion of the two most critical accounting estimates and their impact on the consolidated financial statements is as follows:

### *Loan Loss Allowance*

The allowance for loan losses is based on Management's assessment of both short and long term risk factors. Loan loss experience has been cyclical since 1990, with earlier periods of relatively high credit losses followed by much lower levels of losses in recent years. The adequacy of the allowance for loan losses is sensitive to the assessment of impaired loans and their related reserves which, in turn, is linked to the level, trend, and collateral protection of commercial substandard loans. Commercial real estate collateral values and collateral liquidity can decline quickly, particularly if accompanied by rising interest rates from current very low levels. Banking industry loan performance in general has been very strong for several years, and consensus economic forecasts do not predict destabilizing factors. However, such factors could nonetheless emerge under more adverse conditions, with a negative effect on the adequacy of the Company's loan loss allowance.

### *Securities Impairment*

Alliance has a portfolio of corporate debt and equity securities, all of which were purchased under investment grade guidelines. Corporate credit ratings and interest spreads have deteriorated at a nearly record rate due to factors including corporate governance issues, the impact of terrorist attacks in 2001, and the end of the decade of unprecedented economic growth in the nineties. The Company's portfolio includes several insurance company securities, and many large and traditionally strong insurers have repeatedly announced unexpected reserve increases and other reductions to surplus. The portfolio also includes utility company common stocks. The market index for these stocks declined by about 26% in 2002, after performing satisfactorily for several years. The unrealized losses on the Company's securities in these sectors are viewed as temporary, but continued unfavorable developments could change Management's view and result in future writedowns.

## 2002 SUMMARY

Alliance reported record earnings of $3.5 million in 2002, representing a 16% increase over earnings of $3.0 million in 2001. On a diluted basis, earnings per share were $1.26 in 2002, compared to $1.12 in the prior year. Alliance earned a 15% return on shareholders' equity in 2002, matching the return in the prior year. Results for 2002 included a net securities gain of $158 thousand compared to a net securities loss of $476 thousand in 2001. For the year 2002, cash dividends declared totaled $.286 per share, an increase of 5% over the year 2001.

Highlights of the Company's performance in 2002 included:

- Strong loan and deposit growth offset shrinking margins due to low interest rates.
- Service charges and other income rose by 54%, including insurance/investment services, mortgage banking, deposit services, merchant processing, and electronic banking income.
- Alliance was one of the 15 highest performing companies among the 218 small public thrifts in the annual performance ranking by SNL Financial in its May, 2002 issue of *Thrift Investor.*

- Tolland Bank has an 18% share of Tolland County bank deposits, with the highest internally generated market share growth among the three market leaders over the past five years. The Town of Tolland had the leading home price appreciation among 29 capital area towns over this period, with the next 3 leading towns also being in or adjacent to the Bank's primary market.

- In 2002, Alliance again continued to achieve its objective of returning at least 15% on shareholders' equity. This occurred despite the difficulties of the economic environment and falling interest rates. Its commitment to growth produced a 16% increase in net profit and an 11% combined increase in loans and deposits. Loan quality remained strong, as no net loan charge-offs or foreclosed assets were recorded for the year.

- In addition to meeting its net income target and paying its regular dividend, Alliance provided an eleven-for-ten stock split effected in the form of a 10% stock dividend. The Company announced in December that it had retained the investment banking services of Friedman Billings Ramsey for a comprehensive review of strategies and plans to further enhance shareholder value, and the Company also announced that the 2003 Annual Meeting will be delayed to allow the Company to focus on this important process.

## RESULTS OF OPERATIONS – 2002 VERSUS 2001

*Earnings Summary*

Net income was a record $3.5 million in 2002, representing a 16% increase over net income of $3.0 million in 2001. On a diluted basis, earnings per share were $1.26 in 2002, compared to $1.12 in the prior year. Alliance earned a 15% return on shareholders' equity in 2002, matching the return in the prior year.

The return on average assets increased to 0.86% in 2002, compared to 0.82% in the prior year. This increase was achieved despite a 0.29% decrease in the net interest margin due to the low interest rates experienced in 2002. The return on assets benefited from a net securities gain in 2002, compared to a net loss in 2001.

The efficiency ratio increased to 65% in 2002 from 62% in the prior year (this is the ratio of non-interest expense to the sum of taxable equivalent net interest income plus service charges and other income). Alliance continues to target long run improvement in the efficiency ratio based on a combination of all three of the major components of this ratio. The increase in 2002 was due to the tightening of the net interest margin, which produced a 4% increase in the efficiency ratio.

In 2002, Alliance recorded $1.61 million in securities gains and $1.45 million in securities losses for a net gain of $158 thousand. The gains on securities resulted from sales of securities consistent with the Company's long-term strategy of reducing the portfolio's long duration corporate debt securities in favor of locally originated loans with shorter expected average lives. The losses in 2002 were related to two insurance company debt securities which were written down to fair value. Alliance also recorded net gains of $93 thousand on the sale of land in 2002.

Net interest income increased by $337 thousand (3%) in 2002. Total average earning assets increased by $37 million (11%), but this increase was mostly offset by a .29% decline in the net interest margin from 3.71% in 2001 to 3.42% in 2002. The net interest margin measured 3.37% in the fourth quarter of 2002. The yield on earning assets declined by 1.15% in 2002, reflecting the impact of falling rates as well as higher levels of overnight investments in 2002. The cost of interest bearing liabilities declined by a lesser 0.98%.

At the end of the year, Alliance maintained an asset sensitive one year interest rate gap which is expected to benefit interest income should interest rate increase as widely projected for 2003.

Service charges and other income increased by $918 thousand (54%) in 2002. This income totaled a record $2.60 million, representing 0.65% of average assets and 17% of revenues. Sources of growth in 2002 included deposit account income ($133 thousand); residential and commercial loan secondary market income ($170 thousand); annuity commissions ($114 thousand); and bank-owned life insurance income ($171 thousand). Alliance has a strategic emphasis on fee based services, which expand the product offerings which are available to the customer base and also reduce the sensitivity of total income to changes in interest margins.

The loan loss provision increased by $23 thousand for the year. As noted, there were no net loan chargeoffs in 2002, and negligible net loan chargeoffs were reported in 2001.

Non-interest expense increased by $1.22 million (14%) in 2002, primarily due to increased compensation related expense ($974 thousand). Other major expense increases included a $150 thousand increase in legal expenses for corporate and shareholder related matters and a $170 thousand increase in legal expenses related to loan collections and recoveries. All other total overhead was held flat, consistent with Management's objectives.

*Net Interest Income –*
*Fully Taxable Equivalent Basis (FTE)*

| *Years ended December 31* | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Average | | | | | |
| *(dollars in thousands)* | Balance | Rate | Balance | Rate | Balance | Rate |
| Residential mortgage loans | $ 68,873 | 6.67% | $ 61,938 | 7.43% | $ 56,875 | 7.62% |
| Commercial mortgage loans | 90,176 | 7.71 | 73,208 | 8.47 | 61,661 | 8.83 |
| Other commercial loans | 39,007 | 6.49 | 45,349 | 8.17 | 39,768 | 9.12 |
| Consumer loans | 40,505 | 5.12 | 37,704 | 6.80 | 33,874 | 7.97 |
| Government guaranteed loans | 27,656 | 6.72 | 26,179 | 7.10 | 17,350 | 7.44 |
| Total loans | 266,217 | 6.76 | 244,378 | 7.75 | 209,528 | 8.30 |
| Securities | 94,514 | 6.41 | 86,394 | 7.65 | 80,953 | 8.22 |
| Short-term investments | 17,447 | 1.73 | 10,285 | 3.61 | 19,567 | 5.93 |
| Total earning assets | 378,178 | 6.45 | 341,057 | 7.60 | 310,048 | 8.13 |
| Other assets | 24,417 | | 20,384 | | 20,898 | |
| Total assets | $ 402,595 | | $ 361,441 | | $ 330,946 | |
| NOW deposits | $ 36,082 | 0.86 | $ 31,677 | 1.57 | $ 28,174 | 1.78 |
| Money market deposits | 45,145 | 1.98 | 41,073 | 3.48 | 36,179 | 4.46 |
| Savings deposits | 71,980 | 1.82 | 49,907 | 2.42 | 45,402 | 2.52 |
| Time deposits | 137,014 | 4.25 | 135,501 | 5.29 | 126,654 | 5.38 |
| Total interest bearing deposits | 290,221 | 2.87 | 258,158 | 3.99 | 236,409 | 4.26 |
| Borrowings and trust preferred securities | 51,061 | 6.12 | 47,491 | 6.20 | 44,081 | 6.10 |
| Total interest bearing liabilities | 341,282 | 3.36 | 305,649 | 4.34 | 280,490 | 4.55 |
| Demand deposits | 33,784 | | 30,862 | | 28,736 | |
| Other liabilities | 4,258 | | 4,836 | | 6,134 | |
| Shareholders' equity | 23,271 | | 20,094 | | 15,586 | |
| Total liabilities and shareholders' equity | $ 402,595 | | $ 361,441 | | $ 330,946 | |
| Net Interest Spread | | 3.09% | | 3.26% | | 3.58% |
| Net Interest Margin | | 3.42% | | 3.71% | | 4.02% |

*Note: The average balance of loans includes loans held for sale (which were not material), nonaccruing loans and deferred fees and costs. Also, the balance and yield on all securities is based on amortized cost and not on fair value.*

| *Years ended December 31* *Net Interest Income FTE (in thousands)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Interest income | $ 24,007 | $ 25,466 | $ 24,651 |
| Tax-equivalent adjustment | 401 | 449 | 558 |
| Interest expense | (11,459) | (13,255) | (12,759) |
| Net interest income (FTE) | $ 12,949 | $ 12,660 | $ 12,450 |

*Note: The tax-equivalent adjustment presents earnings on tax-advantaged securities on a basis equivalent to yields on fully-taxable securities. A tax rate of 40% was used to compute the adjustment for each year presented.*

The $337 thousand (3%) increase in net interest income was due to growth of $38 million (11%) in average earning assets. This was partially offset by the negative effect of tighter margins. Net interest income of $12.5 million in 2002 was a record amount, and fourth quarter net interest income of $3.2 million was the highest quarter on record. Strong growth of loans and deposits was the primary basis for the increase in net interest income in 2002.

The increase in FTE basis net interest income consisted of a $903 thousand volume variance, reduced by a ($614) thousand rate variance. Interest rates continued to decline in 2002, falling to forty year lows, and also producing a less steeply inclined yield curve. The Company's sensitivity to changes in interest rates is discussed further in the Interest Rate Risk section of Management's Discussion and Analysis.

The growth in average earning assets reflected growth in all major categories, including $20 million (9%) growth in average regular loans. Asset growth was funded primarily by deposit growth, with average total deposits increasing by $32 million (12%). Deposit growth was also recorded in all major categories, including $22 million (44%) growth in average savings deposits. Importantly deposits grew while interest expense for deposits decreased.

This combination of strong loan and deposit growth was favorable for the Company, allowing it to add higher yielding assets funded with lower cost funds, and improving market share in the Company's central/eastern Connecticut market. This represents the third consecutive year of strong loan and deposit growth. The results were supported by the Company's emphasis on sales and marketing programs, together with the benefit of account growth originated in recently opened branches, and overall growth and expansion of the Bank's markets. Additionally, the market for bank loans and deposits has benefited from capital market conditions. Unusually low interest rates have boosted loan demand, while declining stock prices have contributed to reintermedition of savings into the safety of insured bank deposits.

Investment activities contributed to the lower net interest margin in 2002. The Company shifted its emphasis to securities with lower average lives and increased the proportion of government agency and mortgage-backed securities. These strategies contributed to a reduction of interest rate risk and credit risk in the investment portfolio, while also resulting in a lower yield on the portfolio. Additionally, the Company had a higher balance of short-term investments during the year. Deposits swelled in the second quarter, but the surge in loan demand crested in the fourth quarter, resulting in a higher average balance of lower yielding short-term investments during the intervening period.

For the year, the yield on earning assets decreased to 6.45% from 7.60% in the prior year, declining to 6.11% in the fourth quarter. The cost of interest bearing liabilities decreased to 3.36% from 4.34% in the prior year, declining to 3.07% in the fourth quarter. Reflecting these changes, the net interest spread decreased to 3.09% from 3.26%, declining to 3.04% in the fourth quarter. Yields decreased in all major asset categories, reflecting the impact of declining rates in the last two years. Deposits were less sensitive to interest rates, and decreases in deposit costs were also restrained by the very low prevailing rates.

The 0.17% decrease in the net interest spread contributed to the 0.29% decrease in the net interest margin. The remaining 0.13% reduction primarily reflected the impact of overall lower asset yields on the $37 million of average earning assets funded by non-interest bearing funds sources. These assets increased by $2 million compared to the prior year. Average non-interest earning assets increased by $4 million (bank-owned life insurance and Federal Reserve Bank balances) which was more than offset by a $6 million increase in non-interest bearing funds sources (demand deposits and shareholders' equity).

The net interest margin measured 3.67% in the first quarter of 2002, and then it declined to an average of 3.35% in the following three quarters, and was generally stable from quarter to quarter. Most of the decline in interest rates was in the second half of the year, with the prime interest rate decreasing by 0.5% in November and with the ten year Treasury note rate declining by about 1.23%. Fully taxable equivalent net interest income includes a $401 thousand tax equivalent adjustment, down from $449 thousand in the prior year due to a lower average dividend rate on equity securities.

### *Provision for Loan Losses*

The provision for loan losses is a charge to earnings in an amount sufficient to maintain the allowance for loan losses at a level deemed adequate by the Company. The provision for loan losses in 2002 totaled $348 thousand, which was little changed from $325 thousand in 2001. The loan loss allowance increased to $4.05 million at year-end 2002, compared to $3.70 million at year-end 2001. Please see the later discussion on the allowance for loan losses, the section "Nonperforming Assets," and the Summary of Significant Accounting Policies in Note 1 to the consolidated financial statements.

### *Non-Interest Income*

| *Years ended December 31 (in thousands)* | 2002 | 2001 | % change |
|---|---|---|---|
| Loan related income | $ 755 | $ 454 | 66% |
| Deposit account income | 822 | 689 | 19 |
| Increase in cash surrender value of life insurance | 316 | 145 | 118 |
| Miscellaneous income | 710 | 397 | 79 |
| Total service charges and other income | 2,603 | 1,685 | 54 |
| Gross gains on securities | 1,611 | 244 | |
| Gross losses on securities | (1,453) | (720) | |
| Net gains (losses) on securities | 158 | (476) | |
| Gross gains on assets | 148 | 11 | |
| Gross losses on assets | (55) | (2) | |
| Net gains on assets | 93 | 9 | |
| *Total non-interest income* | $ 2,854 | $ 1,218 | 134% |

Percentage change shown if meaningful

Service charges and other income totaled a record $2.6 million in 2002, increasing by $918 thousand (54%) for the year. The lowest interest rates in decades spurred demand for several fee-based revenue sources, including mortgage banking and annuity sales. Additionally, Alliance implemented several initiatives which contributed to this growth, including: (1) a restructured sales management program with new targets, incentives, training and monitoring; (2) new product offerings including insurance and investment products, commercial loan secondary marketing, and commercial internet banking; and (3) new vendor arrangements enhancing service offerings and revenues, including merchant processing and investment products.

The $301 thousand (66%) increase in loan related income was comprised primarily of $170 thousand in residential and commercial mortgage secondary market income and $122 thousand in commercial loan prepayment fees. Both of these sources benefited from the low interest rates in the second half of the year. Sales of residential mortgages totaled $24 million in 2002 compared to $11 million in the prior year. Deposit account income increased by $133 thousand (19%) due primarily to growth of $88 thousand in net overdraft fees, along with a $34 thousand (47%) increase in personal transaction account charges. The $171 thousand increase in cash surrender value of life insurance was due to the purchase of $3 million in additional bank-owned life insurance contracts at the end of 2001. The $313 thousand (79%) increase in other miscellaneous income included growth in various deposit related services (debit card and merchant processing), as well as $186 thousand in insurance sales related income, including $75 thousand of insurance commissions that are not expected to reoccur.

The securities gains and losses in 2002 principally related to activities in the corporate securities portfolio. These activities are discussed in the Securities section of Management's Discussion and Analysis. The $1.61 million in gains arose from sales of securities available for sale, while the $1.45 million in losses were primarily due to writedowns of corporate debt securities deemed to be other-than-temporarily impaired. These activities resulted in a net $158 thousand securities gain for 2002. In 2001, securities losses included $589 thousand in writedowns on securities deemed to be other-than-temporarily impaired. Other security gains and losses were generally recognized as a result of securities sales to shorten the life of the portfolio, as well as the sale of fully valued equity securities.

Net gains on assets totaled $93 thousand in 2002, compared to $9 thousand in the prior year. In 2002, Alliance recorded gross gains of $148 thousand on the sale of two parcels of excess land which had been owned for many years. One parcel is adjacent to a branch and is being independently developed into an attractive commercial retail property which will enhance the desirability of the Bank's branch office location.

*Non-Interest Expense*

Total non-interest expense increased by $1.22 million (14%) in 2002. This increase was greater than the Company's plan and was primarily related to staff expense incurred as sales efforts were bolstered and lending processes were very active in the second half of the year.

Total full time equivalent staff increased from 107 at the start of the year to 116 during the year, but declined to 109 at the end of the year. Total staff was 107 at year-end 2000, with the result that year-end staff increased by only 2% over the last two years while total year-end assets increased by 19% over this same period. Total assets per employee increased to $3.8 million at year-end 2002, continuing the long-term improvement in this efficiency measure.

Total compensation and benefits expense increased by $974 thousand (21%) in 2002. The three major components of this increase included salaries ($466 thousand), incentives ($238 thousand), and benefits ($277 thousand). The 11% salary increase reflected 6% average staff growth and 4% merit increases. As noted above, staff growth had been reduced to 2% as of year-end 2002. Incentive pay increased by 134% primarily due to higher commissions reflecting higher sales volumes and higher payout formulas. Benefits related costs increased by 35% including higher pension, insurance, and payroll tax expenses. The largest component of the increase was a $132 thousand increase in retirement plan expense due to higher current service costs and lower asset returns due to declining equity market values.

The other main contributor to higher expenses was legal expense, which increased by $322 thousand due to loan collections activities, and corporate and shareholder related matters. Excluding legal expense and compensation and benefits expense, all other non-interest expense decreased by 2% in 2002, reflecting ongoing expense controls managed by Alliance. The ratio of total non-interest expense to average total assets was 2.52% in 2002, up from 2.45% in 2001 but down from 2.58% in 2000.

*Income Tax Expense*

The effective income tax rate measured 29% in 2002. The Company operates a passive investment corporation for the purpose of servicing real estate related loans. Under State statutes, income in passive investment corporations and dividends to their parents are not subject to Connecticut Corporate Business Tax. Income tax expense also benefited from investments in marketable equity securities; dividends on these securities are substantially exempt from taxation. The effective tax rate increased by 0.75% in 2002 compared to 2001 due to a lower proportionate balance of equity investments, together with lower average yields on investments.

*Comprehensive Income*

In addition to net income recorded in the consolidated income statements, comprehensive income includes changes in unrealized gains and losses on securities available for sale, net of the associated income tax effect. In 2002, Alliance recorded comprehensive income of $2.99 million, compared to $4.61 million in 2001. The components of comprehensive income are detailed in the consolidated statements of changes in shareholders' equity. The decrease in comprehensive income is primarily due to an unfavorable change in the unrealized loss on investment securities in 2002, after a favorable change in 2001.

## FINANCIAL CONDITION – DECEMBER 31, 2002 VERSUS 2001

***Balance Sheet Summary***

Total assets increased to a year-end record total of $415 million in 2002, rising by $30 million (8%) from $385 million at the prior year-end. Asset growth was propelled by increases in regular loans, which increased by $28 million (12%) (regular loans exclude purchased government guaranteed loans). Loan increases were attributable to lower interest rates in the second half of the year, together with the popularity of Tolland Bank's consumer loan products and active sales development efforts in both the consumer and commercial markets. Total investment securities decreased by $5 million. Securities sales totaled $36 million, consisting primarily of longer maturity corporate debt securities to shorten asset duration. Securities purchases were concentrated in 1-3 year government agencies, adjustable mortgage-backed securities, and AA rated corporate debt securities. The combined result of these balance sheet strategies was to reduce the percentage of long lived assets held by the Bank. Residential mortgages held for sale increased by $9 million in 2002 due to the high originations volume in the fourth quarter.

The allowance for loan losses increased by $350 thousand to $4.05 million in 2002. The allowance measured 1.60% of total regular loans at year-end 2002 compared to 1.64% at the prior year-end, reflecting the higher proportion of lower risk residential mortgages in 2002. The allowance measured 166% of nonaccruing loans, which totaled $2.4 million at year-end 2002, compared to $2.1 million at the prior year-end. The ratio of nonaccruing loans/assets measured .59% of assets at year-end 2002, compared to .56% at the prior year-end. Alliance had no foreclosed assets at any time during 2002.

Total deposits increased in 2002 by $27 million (9%), with increases in all major categories. Most of the growth was in savings account balances, which grew by $17 million (29%). Average transaction account balances grew by $7 million (12%); these accounts include checking and NOW accounts. Both savings and transactions accounts represent lower cost funding sources, which helped offset lower loan rates, and represent relationships with customers closely tied to Tolland Bank's growing branch system.

Shareholders' equity totaled $25.6 million at December 31, 2002, increasing by 16% during the year, including the benefit of retained earnings and additional paid-in capital related to stock option exercises. The ratio of shareholders' equity to total assets improved to 6.2% at year-end 2002, increasing from 5.7% at the prior year-end. This reflects the Company's long term strategy of supporting internal growth and improving capital adequacy. The Company's capital continued to exceed the requirement for the highest regulatory capital category of Well Capitalized.

Total book value per share increased to $9.58 at year-end 2002, an increase of 12% from $8.58 at the prior year-end. The quarterly dividend payout ratio measured 22% of earnings in the most recent quarter, reflecting the higher dividends after the stock split.

*Cash and Cash Equivalents*

While short-term investments were at nominal levels at the start and end of 2002, average short-term investments increased by $7 million (70%) to $17 million in 2002. A surge of deposit growth in the second and third quarters was followed by a surge of loan growth in the third and fourth quarters. Additionally, due to expectations that rates would rise in the second half of the year, short-term investments were preferred until it became clear that interest rate expectations were softening in the second half of the year. Short-term investments were generally held in agented federal funds, money market mutual funds, money market preferred stock, and Federal Home Loan Bank deposits. As previously noted, due to deposit growth, average reserve balances held with the Federal Reserve Bank increased by about $2 million. The yield on average short-term investments decreased sharply to 1.73% in 2002 from 3.61% in 2001 due to declining interest rates in both years.

*Securities*

Alliance invests in securities primarily to produce income, in conjunction with the loan portfolio. Investment securities also play a role in other aspects of asset/liability management, including liquidity, interest rate sensitivity, and capital adequacy. Alliance also purchases 100% U.S. Government guaranteed loans as an alternative to securities, based on market conditions.

In 2002, Alliance took advantage of strong demand and improved interest rate spreads in the home equity lending markets to channel deposit growth into loan growth and to reduce its investment portfolio. This was consistent with the Company's long run approach to build the loan portfolio and reduce the reliance on investment securities as conditions allow. In 2002, in addition to reducing the size of the investment portfolio, Alliance restructured the portfolio with the objective of reducing credit and interest rate risk by selling longer duration corporate securities and purchasing primarily government agency and mortgage-backed securities.

At year-end 2002, the total amortized cost of investment securities was $97 million. Government, agency, and mortgage-backed securities totaled $42 million (43% of total cost), with $55 million (57%) in corporate debt and equity securities. In comparison, these respective totals were $34 million (34%) and $68 million (66%) at year-end 2001. The total amortized cost of the portfolio decreased by $5 million (5%) during the year. The $42 million in government and mortgage-related securities at December 31, 2002 were all AA or AAA securities.

The corporate securities portfolio at December 31, 2002 included $19 million of corporate bonds, $17 million of trust preferred securities, and $19 million of equity securities. The equity securities were mostly publicly traded shares of issuers with investment grade debt, consisting primarily of utility common stocks and financial institution preferred stocks. Of the bonds and trust preferred securities, $30 million were investment grade securities with an average credit rating of A and $6 million were non-investment grade securities which had investment grade ratings when purchased. The largest industry concentrations in the corporate securities portfolio included insurance companies ($17 million), banks ($11 million), electric utilities ($8 million), REITs ($5 million), and brokerage/finance ($5 million). The Company's investment policy limits exposure to one issuer to $1.5 million.

The $6 million of debt securities which were non-investment grade consisted primarily of five issues rated in the range of BB- to BB+ with a total unrealized loss of $2 million. These securities included $4 million in insurance company obligations and $2 million in industrial company obligations. Management assessed each of these unrealized losses and concluded that they were temporary in nature. These securities have performed, and are expected to continue to perform, in accordance with their terms. Management has no current plans to sell any of these securities, and the prices of these securities are expected to improve over time. During the year 2002, Alliance wrote off the $0.5 million balance of one security and wrote down another security by $0.8 million to a balance of $0.2 million based on Management's assessment that they were impaired on an other-than-temporary basis.

The $3 million net unrealized loss on the overall securities portfolio measured 3% of amortized cost at year-end 2002, which was improved from 4% a year earlier due to the decline in interest rates, portfolio restructuring and the aforementioned writedowns. The net unrealized loss consisted mainly of the aforementioned unrealized loss on noninvestment grade securities and a $2 million net unrealized loss on equity securities. The loss on equity securities increased from $1 million at the prior year-end due primarily to a decline in the overall market for utility common stocks in the second half of the year. Management's assessment was that this decline was temporary and the prices of these securities are expected to improve over time. Excluding the above securities, all other investment securities had a net unrealized gain at year-end 2002.

The securities portfolio is purchased for yield and most securities are held for long term income. Management anticipates that the securities portfolio will continue to contribute satisfactorily to the Company's earnings and risk management objectives. Debt security values are determined by Management based in most cases on estimates provided by the Company's securities accounting vendor, which is a large correspondent bank. However, proceeds realized in actual transactions may differ from the market value estimates.

Securities purchases totaled $55 million in 2002. All purchases were government, agency, and mortgage-backed securities except for $5 million in corporate debt and $4 million in corporate equity securities. All debt securities purchased had expected average lives under five years. Nearly all mortgage-backed securities purchased were adjustable rate mortgage securities with initial rate resets in 3-5 years. Mortgage-backed securities with interest rate extension risk at year-end 2002 totaled $7 million, compared to $20 million at the prior year-end. Securities sales totaled $36 million in 2002, consisting of corporate debt and equity securities, along with collateralized mortgage obligations.

While the total securities portfolio declined from year-end to year-end, the average balance of investment securities increased by $8 million (9%). The average taxable equivalent yield decreased to 6.41% in 2002 compared to 7.65% in 2001, due to the combined effects of the securities sales and purchases. The average repricing life of all debt securities excluding the trust preferred securities was 6 years at year-end 2002.

The Company's policy is to classify newly purchased securities as available for sale unless deemed otherwise. There were no purchases of held to maturity securities in 2002. During the year, three securities with an amortized cost of $3 million and an unrealized loss of $1 million were transferred from held to maturity to available for sale due to declines in the issuers' credit ratings. On January 1, 2001, Alliance adopted Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*. Under the provisions of SFAS No. 133, the Company had a one-time opportunity to reclassify securities out of the held to maturity category. As permitted by this accounting standard, Alliance reclassified certain debt securities between held to maturity and available for sale, as is further described in Note 3 to the consolidated financial statements.

*Lending Activities*

| *December 31 (dollars in millions)* | 2002 | | 2001 | | 2000 | | 1999 | | 1998 | |
|---|---|---|---|---|---|---|---|---|---|---|
| Residential mortgages | $ 78.8 | 28.3% | $ 60.0 | 23.6% | $ 58.3 | 25.5% | $ 54.2 | 28.3% | $ 57.6 | 31.2% |
| Commercial mortgages | 94.7 | 34.0 | 87.5 | 34.4 | 73.9 | 32.4 | 52.7 | 27.5 | 46.7 | 25.3 |
| Other commercial loans | 39.6 | 14.2 | 37.7 | 14.8 | 38.7 | 17.0 | 35.0 | 18.2 | 25.1 | 13.6 |
| Consumer loans | 39.4 | 14.2 | 39.8 | 15.5 | 35.6 | 15.6 | 33.8 | 17.7 | 32.5 | 17.6 |
| Total regular loans | 252.5 | 90.7 | 225.0 | 88.3 | 206.5 | 90.5 | 175.7 | 91.7 | 161.9 | 87.7 |
| Government guaranteed loans | 25.8 | 9.3 | 29.6 | 11.7 | 21.8 | 9.5 | 15.9 | 8.3 | 22.8 | 12.3 |
| Total loans | $ 278.3 | 100.0% | $ 254.6 | 100.0% | $ 228.3 | 100.0% | $ 191.6 | 100.0% | $ 184.7 | 100.0% |

Total regular loans increased by $28 million in 2002. This was the largest annual increase on record, and reflected in part the benefit of low interest rates, mitigated somewhat by the sluggish economy. The combined amount of loans originated totaled a record $120 million, representing a 29% increase over the prior year. This increase was primarily due to higher originations of residential mortgages, including Alliance's "Fee Free Refinance" consumer mortgage loans. In accordance with its ongoing plan, Alliance sold most of its conforming residential mortgage loans, with loan sales reaching $24 million in 2002, compared to $11 million in the prior year. During the year, loan originations slowed in the first and second quarters, and then increased in the subsequent two quarters. At year-end 2002, commitments to originate new loans totaled $26 million, or twice the amount at the prior year-end, indicating the continuing strong demand. In accordance with the Company's policy, those commitments which were rate locked and intended for sale were covered by specific forward sale commitments on a servicing released basis at prices exceeding the expected cost basis of those loans.

Commercial loans originated and funded in 2002 totaled $39 million, compared to $40 million in 2001. Originations were primarily related to permanent commercial mortgages and subdivision development and construction loans. Total commercial mortgages and other commercial loans increased by $9 million in 2002. Year-end 2002 outstandings related to commercial construction and land development totaled $12 million, compared to $9 million at the prior year-end. Year-end 2002 multifamily loans were $13 million, unchanged from the prior year-end. All other loans secured by nonresidential real estate totaled $90 million at year-end 2002, compared to $84 million at the prior year-end.

Commercial loans in excess of $2 million outstanding at year-end 2002 totaled $39 million (29% of total commercial mortgages and other commercial loans). Among these loans were four industrial mortgages ($10 million), two hotels ($7 million), three office properties ($8 million), two hospitals ($4 million), an apartment property ($2 million), a subdivision developer ($3 million), an insurance broker ($3 million), and a golf course ($2 million). All of these loans were being paid in accordance with their terms at year-end. During 2002, Alliance introduced a new commercial mortgage secondary market program under which $1 million in loans were originated and sold without recourse to an independent investor. This program makes available new long term fixed rate financing options to qualifying customers, and revenues from these loan sales contributed to the increase in total secondary market income reported by Alliance in 2002.

Consumer loan demand continued to improve in 2002, primarily in the second half of the year. Demand benefited from improving real estate prices, lower interest rates, and the Company's competitive product offerings. Residential mortgage originations rose to $47 million in 2002, compared to $29 million in 2001. Generally, fixed rate 15 and 30 year mortgages were originated for sale. Residential mortgages originated for sale totaled $32 million in 2002, compared to $13 million in the prior year. A total of $15 million in mortgages were originated for retention in the residential mortgage portfolio. Consumer home equity loans and line of credit originations also increased significantly to $34 million in 2002, compared to $24 million in the prior year. Consumer loan originations also benefited from the installation of a new origination system in 2002. Originations in 2002 included $17 million of "Fee Free Refi" loans which were booked in the residential mortgage portfolio. The combination of these home equity loans plus the conforming mortgages originated for portfolio produced the $19 million increase in the total residential mortgage portfolio. Additionally, the year-end balance of mortgages held for sale totaled $12 million in 2002, compared to $3 million at the prior year-end. Alliance had nonrecourse commitments to sell all loans held for sale and rate locked origination commitments intended for sale at both dates. Loan sales are made with servicing released on a flow basis primarily to one investor.

Throughout the year, Management limited the retention of long-term fixed rate loans to limit interest rate risk based on the anticipated future increase in long-term rates. While the mortgage portfolio increased, the total amount of all loans with repricing dates over fifteen years decreased to $20 million at year-end 2002 from $31 million at the prior year-end. Reflecting this emphasis, Alliance also refrained from any significant purchases of fixed rate government guaranteed loans in 2002, with the result that this portfolio decreased by $4 million to $26 million during 2002.

The average balance of total loans increased by $22 million (9%) in 2002. This reflects the higher volume of regular loans, which increased on average by $18 million (8%). The average yield on loans declined to 6.76% in 2002 from 7.75% in the prior year due to falling interest rates.

### *Nonperforming Assets*

| *December 31 (in millions)* | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Nonaccruing loans | $ 2.4 | $ 2.1 | $ 1.1 | $ 1.2 | $ 0.6 |
| Foreclosed assets | – | – | – | 0.1 | 0.1 |
| Total nonperforming assets | $ 2.4 | $ 2.1 | $ 1.1 | $ 1.3 | $ 0.7 |
| Nonperforming assets as a percentage of total assets | 0.6% | 0.6% | 0.3% | 0.4% | 0.2% |

Total nonperforming assets remained at a generally low level at year-end 2002, totaling $2.4 million, or 0.59% of total assets. There were no foreclosed properties at that date. Nonaccruing loans were comprised of residential mortgages (34%), SBA guaranteed loans (27%), and all other loans (39%). Loans delinquent 30-89 days totaled $3.4 million at year-end 2002, measuring 1.36% of total regular loans, reduced from 1.94% at the prior year-end. At year-end 2002, commercial classified loans with a potential to become nonperforming based on identified credit weaknesses totaled $7.1 million, compared to $7.0 million at the prior year-end. The total at December 31, 2002, included two loans totaling

$4 million which were being paid in accordance with terms and were viewed as adequately protected by established repayment sources.

### *Allowance for Loan Losses*

| *Years ended December 31 (in thousands)* | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Beginning balance | $ 3,700 | $ 3,400 | $ 3,200 | $ 3,060 | $ 3,000 |
| Charge-offs: | | | | | |
| Residential mortgage | (1) | (17) | (85) | (28) | (150) |
| Consumer | (51) | (20) | (22) | (114) | (200) |
| Commercial | (5) | (111) | (107) | (4) | (51) |
| Total Charge-offs | (57) | (148) | (214) | (146) | (401) |
| Recoveries: | | | | | |
| Residential mortgage | 15 | 62 | 22 | – | 1 |
| Consumer | 38 | 57 | 29 | 31 | 101 |
| Commercial | 6 | 4 | 28 | 18 | 180 |
| Total Recoveries | 59 | 123 | 79 | 49 | 282 |
| Net Recoveries (Charge-offs) | 2 | (25) | (135) | (97) | (119) |
| Provision for losses | 348 | 325 | 335 | 237 | 179 |
| Ending balance | $ 4,050 | $ 3,700 | $ 3,400 | $ 3,200 | $ 3,060 |

Net charge-offs (recoveries) as a percentage of average loans by type:

| *Years ended December 31* | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Residential mortgage | (0.01)% | (0.07)% | 0.11% | 0.05% | 0.32% |
| Consumer | 0.01 | (0.10) | (0.02) | 0.25 | 0.32 |
| Commercial | – | 0.09 | 0.08 | (0.02) | (0.20) |
| Total | – | 0.01 | 0.06 | 0.05 | 0.07 |
| Allowance as a percentage of outstanding loans by type at year end: | | | | | |
| Residential mortgage | 0.90% | 0.94% | 0.90% | 0.82% | 0.58% |
| Consumer | 0.83 | 0.91 | 0.91 | 1.33 | 1.31 |
| Commercial | 1.80 | 1.75 | 1.80 | 2.10 | 1.86 |
| Subtotal (regular loans) | 1.60 | 1.64 | 1.65 | 1.82 | 1.89 |
| Government guaranteed loans | – | – | – | – | – |
| Total loans | 1.46 | 1.44 | 1.49 | 1.67 | 1.66 |

The total allowance for loan losses increased to $4.05 million at year-end 2002, compared to $3.7 million a year earlier. For the last five years, net loan charge-offs and nonperforming loans have been at comparatively low levels. While the allowance has increased each year, the ratio of the allowance to regular loans has declined due to the improving composition of the portfolio. The methodology for the determination of the allowance for loan losses is described earlier as a critical accounting policy and in Note 1 to the consolidated financial statements.

The allowance for loan losses absorbs net loan charge-offs. Alliance recorded $2 thousand in net recoveries in 2002, compared to net charge-offs of $25 thousand in 2001. The allowance is augmented by the provision for loan losses, which totaled $348 thousand in 2002, compared to $325 thousand in 2001. There were no significant changes in the ratio of the allowance to the various loan pools in 2002. The ratio of the allowance to nonperforming loans decreased to 166% at year-end 2002, compared to 172% at year-end 2001.

The impaired loan allowance is included with the total commercial loan allowance in the accompanying tables. Total impaired loans were $1.8 million at year-end 2002, compared to $4.2 million at the prior year-end. The valuation allowance on impaired loans was $127 thousand and $129 thousand at year-end 2002 and 2001, respectively. The $3.0 million decrease in impaired loans was due to the reclassification of loans assessed as impaired in 2001 but which performed in accordance with terms in 2002 and were no longer assessed as impaired at year-end. Commercial loans newly delinquent for 90 days are evaluated for impairment. The trend of delinquencies and collateral coverage of those loans can affect the future level of the impaired loan allowance.

| *December 31 (dollars in thousands)* | 2002 | | 2001 | | 2000 | | 1999 | | 1998 | |
|---|---|---|---|---|---|---|---|---|---|---|
| Allowance for loan losses by type of loan: | | | | | | | | | | |
| Residential mortgage | $ 708 | 17.5% | $ 567 | 15.3% | $ 525 | 15.4% | $ 442 | 13.8% | $ 334 | 10.9% |
| Consumer | 327 | 8.1 | 363 | 9.8 | 326 | 9.6 | 449 | 14.0 | 426 | 13.9 |
| Commercial | 2,423 | 59.8 | 2,186 | 59.1 | 2,021 | 59.4 | 1,842 | 57.6 | 1,340 | 43.9 |
| Unallocated | 592 | 14.6 | 584 | 15.8 | 528 | 15.6 | 467 | 14.6 | 960 | 31.3 |
| Total | $ 4,050 | 100.0% | $ 3,700 | 100.0% | $ 3,400 | 100.0% | $ 3,200 | 100.0% | $ 3,060 | 100.0% |

### *Cash Surrender Value of Life Insurance*

The Company invests in bank-owned life insurance on directors and certain officers as part of its benefits program. These policies are issued on the general account of the insurance companies. At the end of 2001, the Company entered into purchase agreements for an additional $3.0 million of insurance. Of this amount, $1.5 million was included in Other assets at year-end 2001, pending completion of insurance documentation. The increase in cash surrender value of life insurance to $6.2 million in 2002 included the reclassification of this amount when documentation was completed, together with the benefit of accrued increases in the cash surrender value of policies.

*Deposits, Borrowings and Other Liabilities*

| December 31 (dollars in millions) | 2002 | 2001 | % change |
|---|---|---|---|
| Demand deposits | $ 35.6 | $ 33.7 | 5.6% |
| NOW deposits | 39.1 | 36.4 | 7.4 |
| Money market deposits | 44.0 | 41.2 | 6.8 |
| Savings deposits | 77.6 | 60.2 | 28.9 |
| Time deposits < $100 thousand | 109.5 | 105.3 | 4.0 |
| Time deposits ≥ $100 thousand | 25.1 | 26.6 | (5.6) |
| Total deposits | $ 330.9 | $ 303.4 | 9.1% |
| Personal | $ 270.0 | $ 245.0 | 10.2% |
| Non-personal | 60.9 | 58.4 | 4.3 |
| Total deposits | $ 330.9 | $ 303.4 | 9.1% |

The $27 million increase in total deposits was spread among most major categories of accounts and included growth in both the personal and non-personal components. Growth was concentrated in savings accounts, which increased by a record $17 million (29%). Total average deposits increased by 12% in 2002 while deposit interest expense decreased by 19%. Alliance's deposit volume benefited from unsettled capital market conditions while deposit costs benefited from low interest rates. Deposit growth also included about $5 million of municipal money market balances which were held in relation to a construction program and which were expected to be drawn down in 2003.

During the first half of the year, the Company promoted medium-term time accounts in anticipation of future interest rate increases. After economic indicators softened in mid-year, the Company reduced the interest rate paid on all categories of deposits in conjunction with lower interest rates in bank deposit markets. Average costs also decreased in 2002 due to the unprecedented effects of the 4.75% decrease in short-term interest rates in 2001. In both years, the Company reduced rates paid on account types which are not normally viewed as interest rate sensitive. Time account demand generally favored shorter-term maturities due to the unwillingness of customers to lock in longer-term rates at a time when rates were at the lowest levels in four decades. Deposit demand in 2002 also benefited from an improved rate spread compared to money market mutual funds.

About $15 million of the deposit growth in 2002 represented deposits in the three new branches opened in recent years, which together grew by 33% during the year. These three offices contributed positively to earnings and increased their overall contribution to profitability. Deposits in the more established offices grew by $12 million (5%) in 2002. Total average deposit balances increased by $35 million (12%) in 2002, including 9% growth in average demand deposits and 14% growth in average NOW account balances. The average cost of interest bearing accounts decreased to 2.87% in 2002 compared to 3.99% in the prior year.

Alliance does not generally solicit higher rate jumbo deposits, and does not solicit wholesale deposits outside of its market area. In addition to its on-balance sheet deposit account offerings, Alliance also offers an agented third party commercial sweep money market fund product. At year-end 2002, sweep balances totaled $14 million. Sweep balances often measure up to 30% of the total funds provided by commercial customers.

During 2002, Alliance borrowed an additional $6 million in 3-7 year loans from the Federal Home Loan Bank of Boston (FHLBB) to fund commercial mortgage growth. Alliance repaid $9 million in short-term borrowings which had been outstanding at year-end 2001. FHLBB short-term advances averaged $633 thousand for the year and the use of other short-term borrowings averaged only $118 thousand in 2002 due to the high average balances of short-term investments. At year-end 2002, Alliance had $32.5 million in callable FHLBB advances, of which $17.5 million was callable at December 31, 2002. No callable borrowings were expected to be called based on market conditions existing at December 31, 2002, although this is subject to change depending on movements in market interest rates. During the year, Alliance used short-term FHLBB advances to supplement overnight liquidity as appropriate.

At year-end 2002, Other liabilities included a $2 million securities settlement liability on two security purchases pending settlement.

## MARKET RISK

*Interest Rate Risk*

Market risk is the sensitivity of income and equity to changes in interest rates and other market driven rates or prices. The Company's most significant form of market risk is interest rate risk, which is the sensitivity of income and of equity to fluctuations in interest rates. Alliance manages its assets and liabilities to maximize net interest income, while also giving consideration to interest rate risk, liquidity, credit risk, capital adequacy, customer demand, and other market factors. The Company's main interest rate risk focus is to limit the risks related to rising interest rates. Actions taken to limit these risks contribute to the Company's sensitivity to lower earnings in the event of declining interest rates and have reduced the interest spread. The unanticipated decrease in rates during the last two years to the lowest rates in decades has contributed to the decline in the net interest margin.

Alliance has an Asset/Liability Committee (ALCO) which meets weekly. ALCO sets interest rates and product prices, monitors the balance sheet, and establishes goals and strategies. On a monthly basis, the Board of Directors reviews key Asset/Liability ratios and ALCO minutes, and on a quarterly basis the Board reviews interest rate sensitivity analyses, related assumptions, and ALCO strategies. The Board also approves ALCO policies.

Alliance uses a quarterly dynamic simulation model to measure interest rate risk. This model evaluates changes which might result from a 200 basis point rate shock. Income is modeled on a monthly basis over 24 months. Cash flows are discounted to measure the economic value of assets and liabilities, in order to measure equity at risk. Due to the very low interest rate environment, in 2002 Alliance changed its methodology to limit the downward rate shock to 150 basis points. The Company's model normally assumes that rate shocks will not change the shape of the yield curve. With the short-term Treasury rate at 1.20% at year-end 2002, even a 150 basis point negative rate shock was viewed as improbable.

Model assumptions are made for each major category of interest bearing assets and liabilities regarding their index, margin, spread, optionality, repricing life, and growth. The base case model is based on the Company's budget, and rate shocks are compared to this base case. Budgeted growth and asset quality is normally assumed to be insensitive to rate shocks within the range tested. Alliance evaluates movements in market interest rates and prices, peer group comparisons, and actual product behaviors. A review is performed quarterly to compare actual experience to expectations based on the model. The model is also an integral component of the Company's budgeting and planning processes.

Modeling assumptions involve significant estimations and uncertainties, and actual results may differ from estimated results. Factors which could cause such differences include economic conditions, banking industry profitability and competitive factors, changing consumer preferences, and changes in capital markets' behavior.

Management's most significant judgment is the modeling of the interest sensitivity of non-maturity deposits. Alliance models money market deposits as adjusting for 60% of three month interest rate changes. Demand deposits are modeled as non interest rate sensitive; NOW accounts are modeled as 20% sensitive in 24-48 months, and the remaining 80% sensitive in eight years. Savings accounts were previously modeled as 30% sensitive in eight years and 70% sensitive in twelve years. Due to the account growth in 2002, Alliance changed this assumption so that savings accounts are now modeled as 30% sensitive in six months, 20% sensitive in eighteen months, 30% sensitive in eight years, and 20% sensitive in twelve years.

The most significant events affecting interest rate sensitivity during the year were: (1) the growth of savings accounts which were modeled as discussed above; (2) the sale of long duration investment securities; (3) the purchase of $17 million of investment securities with a duration under one year at year-end; and (4) the growth of mortgages with interest rates fixed in the 3-15 year range. Additionally, with interest rates so low, the proportionate impact of interest rate shocks on discounted cash flows is magnified. These events tended to increase the Company's interest sensitivity in 2002.

Alliance measures its static interest rate sensitivity by computing interest rate gaps between interest sensitive assets and liabilities for specific timeframes and cumulatively, based on the assumptions used in the dynamic model. The Company's policy limits the one year interest rate gap as a percentage of earning assets to a range of (10%) – 10%. This one year interest rate gap ratio increased from 3% at year-end 2001 to 10% at year-end 2002 indicating an increased sensitivity in the repricing of assets over liabilities (e.g. a positive one year gap). Alliance normally has a positive one year gap, due in part to its portfolio of prime based consumer and commercial loans, which reprice within a month when the prime interest rate changes.

For net interest income at risk, Alliance has a policy limiting the change in net interest income to 10% based on modeled rate shocks. Because of the positive one year gap, net income is normally projected to increase if interest rates rise, and to decrease if interest rates fall. At year-end 2001, income at risk (i.e. the change in net interest income) was an increase of 8% and a decrease of 9% based on upward and downward rate changes, respectively. At year-end 2002, income was more at risk, increasing 9% and decreasing 10% based on the modeled upward and downward rate shocks, respectively.

For equity at risk, Alliance has a policy limit of 15% based on modeled rate shocks. Equity is normally projected to increase modestly if interest rates rise and to decrease if interest rates fall. Equity at risk normally includes the long run optionality of major asset and liability categories. At year-end 2001, equity at risk was 3% and (13%) based on upward and downward rate changes, respectively. At year-end 2002, equity at risk increased to 8% and (16%) based on the modeled upward and downward rate shocks, respectively. The downward risk was approved as a minor exception to the policy limit.

Consensus economic forecasts at year-end 2002 predicted a 1.00 – 1.50% increase in interest rates within 18 months. These circumstances would benefit the Company's net interest income and equity based on the model analysis. The forecasts also predict a flattening of the yield curve and a narrowing of spreads, which were not included in the model's assumptions. Short-term interest rates have decreased by 5.25% over the last two years, and the model does not address risks associated with a reversal of this change. The impact of other capital market conditions may also significantly affect interest rate sensitivity. Management believes that the uncertainty of the modeling process has increased due to these and other factors.

*Market Price Risk*

Market driven prices that affect the Company's market risk are primarily prices in the markets for corporate debt and equity securities. Changes in market risk perceptions and risk tolerance can contribute to changes in securities prices affecting the Company's capital and liquidity, and indirectly affecting earnings if market changes constrict portfolio management alternatives available to the Company or contribute to circumstances affecting the potential impairment of a security. The Company monitors the prices of its investment securities at least once a month. The Company manages this risk primarily by setting portfolio limits, including limits by issuer, by industry, by security type, and for the overall size of the corporate debt and equity security portfolios.

## LIQUIDITY AND CAPITAL RESOURCES

### *Liquidity and Cash Flows*

The Company's primary source of funds is dividends received from the Bank, and its primary uses of funds are dividends paid to shareholders and semi-annual interest payments on its trust preferred securities. In recent years, dividends from the Bank have been paid from current period earnings of the Bank, although additional amounts could be paid subject to regulatory restrictions as further described in Note 9 to the consolidated financial statements. In the past, Alliance has also issued trust preferred securities as a source of funds for additional equity investments in the Bank to fund asset growth.

The Bank's primary liquidity needs are to fund loan originations and the use of credit commitments, along with deposit withdrawals and maturing borrowings. The Bank manages its day-to-day liquidity by maintaining short-term investments and/or utilizing short-term borrowings. In addition to its FHLBB relationship, the Bank maintains credit facilities for short-term borrowings and repurchase agreements. Additionally, the Bank is eligible to obtain short-term advances from the Federal Reserve Bank of Boston. Over the year, loan originations and asset purchases are funded by amortization of loans and investments, as well as by deposit growth and FHLBB borrowings. In 2002, the primary uses of funds were the origination of loans, drawdowns on loan commitments, and purchases of investment securities. The primary sources of funds were growth in the various categories of deposits, securities sales and the liquidation of short-term investments. In the event of additional funding needs, the Bank could choose to utilize its various credit sources, or obtain funds from the investment portfolio either by selling securities available for sale or obtaining loans collateralized by investment securities. Additionally, the portfolio of government guaranteed loans represents a readily marketable pool of assets, although Management has no present intent to sell these assets.

During 2002, short-term investments averaged $17 million. This generally provided the Bank with ample liquidity for day-to-day operations, and there was accordingly minimal use of short-term FHLBB advances and other borrowings, which averaged $0.7 million. The Bank expects to operate with a lower level of short-term investments and to have more reliance on short-term borrowings to manage daily liquidity in 2003. The Bank did not encounter any unusual liquidity needs during 2002.

### *Capital Resources*

In 2002, the Company achieved its long term objective of funding strong growth from internal operations while also improving capital levels and providing an enhanced cash return to shareholders.

Total shareholders' equity increased by $3.5 million (16%) in 2002, following a $4.0 million (22%) increase in 2001. At December 31, 2002, the ratio of shareholders' equity to total assets had increased to 6.2% from 5.7% a year earlier.

Capital ratios for the Company and the Bank exceeded all applicable regulatory requirements for all periods presented. At December 31, 2002, the Company and the Bank were Well Capitalized. Alliance had $7.0 million outstanding in trust preferred securities at year-end 2002. These securities provide regulatory capital using an instrument with the lower costs associated with debt financing, as compared to equity financing. The Board assesses capital levels quarterly in accordance with the Capital and Dividends policy.

Book value per share increased to $9.58 at the end of 2002, compared to $8.58 at the end of 2001, and measured $10.83 excluding the ($1.25) per share in accumulated other net comprehensive loss at year-end 2002. Alliance declared total dividends of .286 cents per share in 2002, a 5% increase compared to the previous year. The dividend payout ratio measured 21% in 2002, compared to 24% in the prior year. The dividend yield was 1.4% based on the closing stock price of $20.15 at year-end 2002.

## COMPARISON OF 2001 VERSUS 2000

Alliance reported net income totaling $3.0 million for the year 2001, an 8% decrease from $3.2 million in the prior year. Earnings per share measured $1.12 in 2001, a 10% decrease from $1.24 in the prior year, on a diluted basis. Total dividends declared in 2001 were 27.3 cents, a 9% increase from 25.0 cents in 2000. Return on shareholders' equity measured 14.8% in 2001, compared to 20.7% in the prior year.

Results for 2001 included a pre-tax charge of $515 thousand to write down the carrying value of a debt security. This was a non-cash charge to earnings of an unrealized market loss which had previously been a direct deduction from shareholders' equity.

Alliance produced deposit growth of 8%, and growth of 10% in regular loans in 2001. This growth in the Company's basic business, together with higher fee income, was the combination that steadily produced gains in operating earnings. This growth also produced an increasing share of business in the Company's expanding local market. This was achieved despite the tighter margins resulting from the steep drop in interest rates during 2001 and other effects from the onset of an economic slowdown.

The Bank initiated improvements in fee-based services, including insurance products, commercial internet banking, Visa Check Cards, merchant card services and a new checking account product. Consolidations of the Bank's competitors continue to provide marketing opportunities to solicit new personal and commercial relationships.

The net interest margin decreased to 3.71% in 2001, compared to 4.02% in 2000 due to the 4.75% decline in short-term interest rates to a forty year low. The net interest margin fell to a low of 3.56% in the third quarter of the year, before increasing to 3.63% in the fourth quarter of 2001. Near the end of the year, the benefit of time deposit repricings began to offset the adverse effects of loan repricings, which responded more quickly to the sharp decline in short-term interest rates during the year.

Service charges and other income was up 14% in 2001. This reflected a higher volume of fee-based deposit and loan services, along with the benefit of commercial loan prepayment fees and penalty fees. Non-interest expense only increased by 4% in 2001 due to controls instituted to help offset tighter margins. Expense growth was tied to increased volumes, expanded marketing, and conversion related costs recorded in the first and fourth quarters.

For the year 2001, total assets increased by 10% due primarily to growth in loans and deposits. Total regular loans increased by 10% in 2001, with growth in both retail and commercial loans. Purchased assets (including investment securities and purchased government guaranteed loans) increased by 30%, reflecting the reinvestment of short-term investments primarily into government and mortgage-backed loans and securities. Deposit growth totaling 8% in 2001 included increases in all major categories except time accounts.

The Bank had no foreclosed assets at December 31, 2001, and nonaccruing loans totaled $2.1 million (0.56% of total assets). The $3.7 million loan loss allowance measured 1.62% of total regular loans at year-end 2001. For the year 2001, net loan chargeoffs measured 0.01% of average loans, resulting in the fourth favorable consecutive year of net chargeoffs below 0.10% of average loans.

Shareholders' equity totaled $22.1 million at December 31, 2001, increasing by 22% during the year. In addition to growth from retained earnings, shareholders' equity also benefited from the net change in unrealized securities gains and losses, which provided additional net comprehensive income of $1.6 million for the year 2001. Book value per share was $8.58 at year-end 2001, compared to $7.06 at the prior year-end. Shareholders' equity measured 5.7% of total assets at year-end 2001, up from 5.2% a year earlier. The Company and Bank were Well Capitalized based on their regulatory capital ratios at year-end 2001.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the sensitivity of income and equity to changes in interest rates and other market driven rates or prices. Information regarding disclosures about interest rate risk appears under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the section on Interest Rate Risk.

Other market driven prices that affect the Company's market risk are primarily prices in the markets for corporate debt and equity securities. Changes in market risk perceptions and risk tolerance can contribute to changes in securities prices affecting the Company's capital and liquidity, and indirectly affecting earnings if market changes constrict portfolio management alternatives available to the Company or contribute to circumstances affecting the potential impairment of a security. The Company monitors the prices of its investment securities at least once a month. The Company manages this risk primarily by setting portfolio limits, including limits by issuer, by industry, by security type, and for the overall size of the corporate debt and equity security portfolios

# Independent Auditors' Report

To the Shareholders and Board of Directors of
Alliance Bancorp of New England, Inc.:

We have audited the accompanying consolidated balance sheets of Alliance Bancorp of New England, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated income statements, statements of changes in shareholders' equity, and statements of cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alliance Bancorp of New England, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Hartford, Connecticut
January 28, 2003

# Consolidated Balance Sheets

| *December 31 (in thousands)* *(except share data)* | 2002 | 2001 |
|---|---|---|
| **Assets** | | |
| Cash and due from banks | $ 13,941 | $ 12,723 |
| Short-term investments | 4,520 | 2,591 |
| Total cash and cash equivalents | 18,461 | 15,314 |
| Securities available for sale (at fair value) | 87,812 | 85,973 |
| Securities held to maturity (fair value of $5,984 in 2002 and $11,987 in 2001) | 5,372 | 12,397 |
| Loans held for sale | 11,942 | 3,057 |
| Residential mortgage loans | 78,717 | 59,980 |
| Commercial mortgage loans | 94,692 | 87,485 |
| Other commercial loans | 39,550 | 37,658 |
| Consumer loans | 39,547 | 39,849 |
| Government guaranteed loans | 25,756 | 29,595 |
| Total loans | 278,262 | 254,567 |
| Less: Allowance for loan losses | (4,050) | (3,700) |
| Net loans | 274,212 | 250,867 |
| Premises and equipment, net | 5,104 | 5,458 |
| Accrued interest income receivable | 2,417 | 2,812 |
| Cash surrender value of life insurance | 6,207 | 4,391 |
| Other assets | 2,987 | 4,296 |
| Total assets | $ 414,514 | $ 384,565 |
| **Liabilities and Shareholders' Equity** | | |
| Demand deposits | $ 35,600 | $ 33,647 |
| NOW deposits | 39,091 | 36,400 |
| Money market deposits | 43,964 | 41,223 |
| Savings deposits | 77,605 | 60,182 |
| Time deposits | 134,572 | 131,906 |
| Total deposits | 330,832 | 303,358 |
| Borrowings | 54,510 | 57,069 |
| Other liabilities | 3,622 | 2,049 |
| Total liabilities | 388,964 | 362,476 |
| Preferred stock, $0.01 par value; 100,000 shares authorized, none issued | – | – |
| Common stock, $0.01 par value; authorized 4,000,000 shares; issued 2,868,105 in 2002 and 2,774,479 in 2001; outstanding 2,667,506 in 2002 and 2,573,880 in 2001 | 29 | 25 |
| Additional paid-in capital | 12,791 | 11,577 |
| Retained earnings | 19,183 | 16,473 |
| Accumulated other comprehensive loss, net | (3,344) | (2,877) |
| Treasury stock (200,599 shares) | (3,109) | (3,109) |
| Total shareholders' equity | 25,550 | 22,089 |
| Total liabilities and shareholders' equity | $ 414,514 | $ 384,565 |

*See accompanying notes to consolidated financial statements*

# Consolidated Income Statements

| *Years ended December 31*<br>*(in thousands, except share data)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Interest and Dividend Income** | | | |
| Loans | $ 18,007 | $ 18,931 | $ 17,394 |
| Debt securities | 4,859 | 5,207 | 5,025 |
| Dividends on equity securities | 839 | 957 | 1,071 |
| Short-term investments | 302 | 371 | 1,161 |
| Total interest and dividend income | 24,007 | 25,466 | 24,651 |
| **Interest Expense** | | | |
| Deposits | 8,335 | 10,308 | 10,071 |
| Borrowings | 3,124 | 2,947 | 2,688 |
| Total interest expense | 11,459 | 13,255 | 12,759 |
| **Net Interest Income** | 12,548 | 12,211 | 11,892 |
| **Provision for Loan Losses** | 348 | 325 | 335 |
| Net interest income after provision for loan losses | 12,200 | 11,886 | 11,557 |
| **Non-Interest Income** | | | |
| Service charges and other income | 2,603 | 1,685 | 1,482 |
| Net gains (losses) on securities | 158 | (476) | 36 |
| Net gains on assets | 93 | 9 | – |
| Total non-interest income | 2,854 | 1,218 | 1,518 |
| **Non-Interest Expense** | | | |
| Compensation and benefits | 5,669 | 4,695 | 4,638 |
| Occupancy | 690 | 717 | 699 |
| Data processing services and equipment | 1,228 | 1,294 | 1,216 |
| Office and insurance | 567 | 545 | 574 |
| Purchased services | 1,233 | 979 | 775 |
| Other | 766 | 702 | 719 |
| Total non-interest expense | 10,153 | 8,932 | 8,621 |
| Income before income taxes | 4,901 | 4,172 | 4,454 |
| Income tax expense | 1,443 | 1,197 | 1,234 |
| **Net Income** | $ 3,458 | $ 2,975 | $ 3,220 |
| **Share Data** | | | |
| Basic earnings per share | $ 1.33 | $ 1.16 | $ 1.26 |
| Diluted earnings per share | $ 1.26 | $ 1.12 | $ 1.24 |
| Average basic shares outstanding | 2,600,855 | 2,566,886 | 2,555,102 |
| Average additional dilutive shares | 140,473 | 79,948 | 41,745 |
| Average diluted shares | 2,741,328 | 2,646,834 | 2,596,847 |

*See accompanying notes to consolidated financial statements*

# Consolidated Statements of Changes in Shareholders' Equity

| *(in thousands, except share data)* | Common stock | Additional paid-In capital | Retained earnings | Accumulated other comprehensive loss | Treasury stock | Total |
|---|---|---|---|---|---|---|
| Balance, December 31, 1999 | $ 25 | $ 11,429 | $ 11,618 | $ (5,616) | $ (3,109) | $ 14,347 |
| Comprehensive income | | | | | | |
| Net income | | | 3,220 | | | 3,220 |
| Unrealized gains on securities, net of reclassification adjustment | | | | 1,101 | | 1,101 |
| Comprehensive income | | | | | | 4,321 |
| Dividends declared ($ .250 per share) | | | (640) | | | (640) |
| Exercise of stock options | | 87 | | | | 87 |
| Balance, December 31, 2000 | $ 25 | $ 11,516 | $ 14,198 | $ (4,515) | $ (3,109) | $ 18,115 |
| Comprehensive income | | | | | | |
| Net income | | | 2,975 | | | 2,975 |
| Unrealized gains on securities, net of reclassification adjustment | | | | 1,638 | | 1,638 |
| Comprehensive income | | | | | | 4,613 |
| Dividends declared ($ .273 per share) | | | (700) | | | (700) |
| Exercise of stock options | | 61 | | | | 61 |
| Balance, December 31, 2001 | $ 25 | $ 11,577 | $ 16,473 | $ (2,877) | $ (3,109) | $ 22,089 |
| Comprehensive income | | | | | | |
| Net income | | | 3,458 | | | 3,458 |
| Unrealized losses on securities, net of reclassification adjustment | | | | (467) | | (467) |
| Comprehensive income | | | | | | 2,991 |
| Dividends declared ($ .286 per share) | | | (738) | | | (738) |
| Stock split effected in the form of a stock dividend | 3 | | (10) | | | (7) |
| Directors' deferred stock compensation | | 158 | | | | 158 |
| Exercise of stock options | 1 | 662 | | | | 663 |
| Tax benefit from exercise of stock options | | 394 | | | | 394 |
| Balance, December 31, 2002 | $ 29 | $ 12,791 | $ 19,183 | $ (3,344) | $ (3,109) | $ 25,550 |

Disclosure of reclassification amount

| *Years ended December 31 (in thousands)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Unrealized holding (losses) gains arising during the year, net of income tax effect of $187, ($669) and ($605), respectively | $ (363) | $ 1,299 | $ 1,124 |
| Less reclassification adjustment for (gains) losses included in net income, net of income tax effect of $54, ($137) and $13, respectively | (104) | 339 | (23) |
| Net unrealized (losses) gains on securities | $ (467) | $ 1,638 | $ 1,101 |

*See accompanying notes to consolidated financial statements*

## Consolidated Statements of Cash Flows

| *Years ended December 31 (in thousands)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Operating Activities:** | | | |
| Net income | $ 3,458 | $ 2,975 | $ 3,220 |
| Adjustments to reconcile net income to net cash (used) provided by operating activities: | | | |
| Provision for loan losses | 348 | 325 | 335 |
| Depreciation and amortization | 732 | 508 | 530 |
| Net (gain) loss on securities and other assets | (251) | 467 | (36) |
| Loans originated for sale | (33,333) | (13,406) | (7,636) |
| Proceeds from loans sold | 24,448 | 11,349 | 7,416 |
| Increase (decrease) in other liabilities | 1,178 | (798) | 1,223 |
| Decrease (increase) in accrued interest income receivable | 395 | 377 | (579) |
| Tax benefit from exercise of stock options | 394 | – | – |
| (Increase) decrease in other assets | (441) | 1,156 | (1,676) |
| Net cash (used) provided by operating activities | (3,072) | 2,953 | 2,797 |
| **Investing Activities:** | | | |
| Securities available for sale: | | | |
| Proceeds from repayments and maturities | 11,636 | 587 | 7,126 |
| Proceeds from sales | 35,735 | 9,755 | 6,143 |
| Proceeds from calls | 9,000 | 1,000 | 1,387 |
| Purchases | (55,478) | (37,445) | (12,219) |
| Securities held to maturity: | | | |
| Proceeds from amortization and maturities | 3,126 | 4,013 | 3,948 |
| Proceeds from calls | 1,000 | 2,005 | – |
| Net increase in total loans | (23,693) | (27,498) | (36,859) |
| Proceeds from sales of foreclosed assets | – | 230 | 261 |
| Purchases of premises and equipment | (151) | (240) | (705) |
| Proceeds from sales of premises and equipment | 211 | 195 | – |
| Purchases of life insurance | – | (3,000) | – |
| Net cash used by investing activities | (18,614) | (50,398) | (30,918) |
| **Financing Activities:** | | | |
| Net increase in interest-bearing deposits | 25,521 | 19,488 | 24,539 |
| Net increase in demand deposits | 1,953 | 3,354 | 4,586 |
| Proceeds from FHLBB advances | 27,163 | 20,709 | 6,000 |
| Principal repayments of FHLBB advances | (27,622) | (11,240) | (3,500) |
| Net (decrease) increase in other borrowings | (2,100) | 900 | 4,624 |
| Exercise of stock options | 663 | 61 | 87 |
| Cash dividends paid | (745) | (700) | (640) |
| Net cash provided by financing activities | 24,833 | 32,572 | 35,696 |
| **Net Change in Cash and Cash Equivalents** | 3,147 | (14,873) | 7,575 |
| Cash and cash equivalents at beginning of the year | 15,314 | 30,187 | 22,612 |
| Cash and cash equivalents at end of the year | $ 18,461 | $ 15,314 | $ 30,187 |
| **Supplemental Information on Cash Payments** | | | |
| Interest | $ 11,455 | $ 13,295 | $ 12,611 |
| Income taxes | 1,650 | 1,550 | 1,372 |
| **Supplemental Information on Non-cash Transactions** | | | |
| Net loans transferred to foreclosed assets | $ – | $ 206 | $ 172 |
| Securities transferred to held to maturity | – | 7,045 | – |
| Securities transferred to available for sale | 3,166 | 11,882 | 1,030 |

*See accompanying notes to consolidated financial statements*

# Notes to Consolidated Financial Statements

## 1. Summary of Significant Accounting Policies

*Principles of Business and Consolidation.* Alliance Bancorp of New England, Inc. ("Alliance" or the "Company") is a one bank holding company, chartered in Delaware. Alliance owns 100% of the stock of Tolland Bank (the "Bank"), a Connecticut chartered savings bank. Alliance also wholly owns Alliance Capital Trust I (Trust I) and Alliance Capital Trust II (Trust II). These Trusts have issued trust preferred securities which are included in borrowings in the consolidated balance sheets.

Tolland Bank provides consumer and commercial banking services from its nine offices located in and around Tolland County, Connecticut. The Bank also provides non-deposit financial products in association with third parties. The Bank's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"). The Bank wholly owns a passive investment company, Tolland Investment Corporation ("TIC"), chartered in Connecticut to own and service real estate secured loans, which succeeded a previous passive investment company which was merged into the Bank in 2001. The Bank also wholly owns a Connecticut chartered corporation named Asset Recovery Systems, Inc. ("ARS") which is a foreclosed asset liquidation subsidiary.

The consolidated financial statements include Alliance, the Bank, Trust I, Trust II, TIC, and ARS. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company and its subsidiaries have no significant transactions with entities in which they hold an investment interest, except for Bankers Bank Northeast (a mutually owned correspondent bank) and the Federal Home Loan Bank of Boston. Transactions with these entities are generally limited to correspondent banking, and borrowing transactions; income includes dividends received from these entities.

*Basis of Preparation and Presentation.* The consolidated financial statements have been prepared and presented in conformity with accounting principles generally accepted in the United States of America. Unless otherwise noted, all dollar amounts presented in the financial statements and note tables are rounded to the nearest thousand dollars, except share data. All share and per share data for prior periods has been adjusted to reflect the eleven-for-ten stock split effected in the form of a 10% stock dividend distributed in May 2002. Certain prior period amounts have been reclassified to conform with current financial statement presentation. The Company uses the accrual method of accounting for all material items of income and expense.

*Significant Estimates.* Management is required to make certain estimates and assumptions in preparing the Company's consolidated financial statements. The most significant estimates are those related to assessing the allowance for loan losses, including the identification and valuation of impaired loans; determining and measuring other-than-temporary declines in the fair value of securities; estimating securities fair values in determining accumulated other comprehensive income (loss); and establishing the deferred tax asset valuation allowance. Factors affecting these estimates include national and local economic conditions, the level and trend of interest rates, real estate trends and values, securities market trends and values, and financial ratings methodologies.

*Securities.* Debt securities, for which the Company has the positive intent and ability to hold to maturity, are classified as held to maturity securities and reported at amortized cost. Trading securities, if any, are securities bought principally for the purpose of selling them in the near term. Unrealized gains and losses on trading securities are included in earnings. Securities not classified as either held to maturity securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized net gains or losses excluded from earnings and reported in a separate component of shareholders' equity (accumulated other comprehensive income or loss), net of applicable income taxes. Realized gains or losses on the sale of securities are generally computed on a specific identified cost basis and reported in net gain (loss) on securities in the consolidated income statements. Premiums and discounts on debt securities are recognized as an adjustment of yield by the interest method.

Any decline in the fair value of a security below its cost that is considered to be other-than-temporary is reflected as a realized loss in the consolidated income statements. Securities with unrealized losses are periodically reviewed by Management to assess the loss. A written evaluation is performed by Management for debt securities with unrealized losses which are not rated as investment grade by the rating agencies that draws a conclusion as to whether there has been an other-than-temporary impairment.

*Loan Sale Activities.* Residential mortgage loans originated and held for sale are classified separately in the consolidated balance sheets and reported at the lower of amortized cost or market value (based on secondary market prices). An adjustment to reduce these loans to market value was not required at December 31, 2002 and 2001. Gains or losses on sale are determined using the specific identification method.

The Company generally sells its residential mortgage loans on a servicing released basis. The Company also sells participation interests in commercial loans which the Company holds and services. All sales are made on a non-recourse basis and there are no transfers that qualify as secured borrowings.

Statement of Financial Accounting Standards ("SFAS") No. 133, "*Accounting for Derivative Instruments and Hedging Activities*," establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recognized on the balance sheet at fair value. The Company uses forward delivery contracts to reduce interest rate risk on closed residential mortgage loans held for sale and rate-locked loans expected to be closed and held for sale. All such loans are committed for sale without recourse at prices exceeding cost. Changes in fair value of the delivery contracts and related rate-locked loans have not been material. The Company has no other off-balance sheet financial instruments that qualify as derivative instruments.

***Total Loans.*** Total loans (representing all loans other than those held for sale) are reported at the principal amount outstanding, net of charge-offs, and adjusted for the net amount of deferred fees and costs, premiums and discounts. Net loans are total loans less the allowance for loan losses.

Premiums and discounts are recognized as an adjustment of yield by the interest method based on the contractual terms of the loan. Commitment fees are considered to be an adjustment to the loan yield. Loan origination fees and certain direct costs of loan origination are also deferred and accounted for as an adjustment to yield based on the contractual amortization of the loan, adjusted for prepayments.

Accrued interest income receivable is included in the consolidated balance sheets. Most of the Company's loans require interest payments monthly in arrears. The Company generally places loans on nonaccrual status when a payment becomes more than three months past due. The Company may also place a loan on nonaccrual sooner if a concern develops as to the ultimate collection of principal or interest. The Company may continue to accrue interest on certain commercial loans which are well secured and in the process of collection. Generally, when a commercial loan is placed on nonaccrual status, any interest receivable over ninety days is charged-off against income. Interest receivable on all other loans is charged-off against income entirely when the loan is placed on nonaccrual status. Payments received on nonaccruing loans are normally applied first against unpaid interest.

***Allowance for Loan Losses and Provision for Loan Losses.*** The allowance for loan losses is maintained at a level estimated by the Company to be adequate to absorb estimated credit losses associated with the loan portfolio. The provision for loan losses is a charge to current period income necessary to maintain the loan loss allowance at the level estimated to be adequate by the Company.

The Company's Credit Committee is responsible for assessing the adequacy of the loan loss allowance. The Committee provides its quarterly assessment to the Board of Directors for approval of the amount of the loan loss allowance.

The Company consistently follows a detailed methodology for determining the loan loss allowance. This methodology is based on the loan categories shown on the consolidated balance sheets. Allowances for loan impairment are maintained in accordance with SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*. Additionally, amounts are allocated to individual pools of loans based on the size of each pool, the expected average life of each pool, the inherent annual loss rate based on an assessment of historic losses for that pool, and Management's assessment of current environmental conditions that could affect individual loan categories. Finally, an unallocated component is assigned to the overall allowance based on Management's assessment of the overall risks and trends of the portfolio, uncertainties in the loan loss estimation process and other relevant factors.

A loan is considered impaired when it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. Management excludes large groups of smaller balance homogeneous loans, including residential mortgages and consumer loans, which are evaluated collectively for impairment. The amount of impairment represents the difference between the present value of the expected cash flows related to the loan, using the original contractual interest rate, and its recorded amount, or, as a practical expedient for collateral dependent loans, the difference between the appraised value of the collateral and the recorded amount of the loan. When foreclosure is probable, impairment is measured based on the fair value of the collateral. The Company's method of recognition of interest income on impaired loans is consistent with the method of recognition of interest on all loans.

Current estimates of loan losses may vary from future estimates and from ultimate loan loss experience. While the allowance is based on an analysis of individual loans and loan pools, the entire allowance is available to absorb losses on any loan or loan category. The Company's estimates of the collectibility of principal and interest are based in many cases on estimates of future borrower cash flows and market conditions and expectations. In addition, federal and state regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Based on information available to them at the time of their examination, and on regulatory guidelines then in effect, such agencies may require the Company to recognize adjustments to the allowance for loan losses.

*Loan Charge-offs.* Loans are charged-off in whole or in part when it has been determined that there has been a loss of principal. For real estate secured loans, this determination is normally made in conjunction with a current appraisal analysis. Charge-offs (recoveries) are charged (credited) to the allowance for loan losses. Initial writedowns on recently acquired foreclosed assets are also charged-off against the allowance for loan losses.

*Foreclosed Assets.* Foreclosed assets are transferred from the loan portfolio and recorded initially at the lower of cost or fair value less selling costs, with any necessary write down from carrying value recognized as a charge-off against the allowance for loan losses.

The Company periodically obtains and analyzes appraisals of foreclosed real estate. If the fair value less selling costs is less than the carrying value of these assets, these assets are written down to that value by crediting the amount to a valuation allowance. Gains and losses on the ultimate disposition of foreclosed assets, and provisions to increase the valuation allowance, are reported in Net gains on assets in the consolidated income statements. Estimating the carrying value of foreclosed real estate generally involves the same uncertainties discussed above regarding the allowance for loan losses. Net receipts and disbursements related to the operations of foreclosed real estate are included in other non-interest expense in the consolidated income statements.

***Premises and Equipment.*** Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation is charged to expense on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful lives of the improvements. Estimated lives are 15 to 40 years for buildings and improvements and 3 to 20 years for furniture, fixtures, software and equipment. Expenditures for maintenance and repairs are charged to expense as they are incurred.

*Cash Surrender Value of Life Insurance.* The cash surrender value of bank-owned life insurance relates to policies on employees and directors of Tolland Bank for which the Bank is the beneficiary. Increases in cash surrender value are included in non-interest income in the consolidated income statements. These policies are issued for the general account of the insurance companies.

*Deferred Income Taxes.* Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to future taxable income. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The valuation allowance for deferred tax assets is subject to ongoing adjustment based on changes in circumstances that affect Management's judgment about the likelihood that the associated tax benefits will be realized. Adjustments to increase or decrease the valuation allowance for unrealized losses on securities are charged or credited, respectively, to accumulated other comprehensive income, while all other adjustments are charged or credited to income tax expense.

*Stock Options.* The Company measures the compensation cost for its stock option plans using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations including FASB Interpretation No. 44. No compensation cost is recognized because, at the grant date, the exercise price of the options is equal to the fair market value of the Company's common stock. When options are exercised, new shares are issued with proceeds credited to common stock and to additional paid-in capital, including, for non-qualifying options, the related income tax benefit. The table below summarizes pro forma net income and earnings per share data as if the fair value method of accounting in SFAS No. 123, *Accounting for Stock-Based Compensation*, had been applied to all awards granted. Under this method, compensation cost of stock options is measured at the grant date based on the fair market value of the award and is recognized over the service period.

| *Years ended December 31 (in thousands, except share data)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net income, as reported | $ 3,458 | $ 2,975 | $ 3,220 |
| Deduct total stock-based compensation expense determined under the fair-value-based method, net of related tax effects | (905) | (36) | (16) |
| Pro forma net income | $ 2,553 | $ 2,939 | $ 3,204 |
| Basic earnings per share | | | |
| As reported | $ 1.33 | $ 1.16 | $ 1.26 |
| Pro forma | 0.98 | 1.15 | 1.25 |
| Diluted earnings per share | | | |
| As reported | 1.26 | 1.12 | 1.24 |
| Pro forma | 0.93 | 1.11 | 1.24 |

The fair value of each option grant was estimated using the Black-Scholes option-pricing model in accordance with the weighted-average assumptions indicated below. The resulting weighted-average fair values were $3.81 in 2002, $2.17 in 2001 and $1.26 in 2000.

| *Assumptions used for grants made in the year ended December 31* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Expected dividend yield | 2.00% | 3.05% | 3.54% |
| Expected volatility | 31.12% | 37.07% | 27.42% |
| Risk free interest rate | 3.82% | 5.04% | 5.11% |
| Expected life (years) | 8.00 | 10.00 | 10.00 |

*Deferred Stock Plans.* The Directors' Deferred Compensation Plan allows directors to defer director fees and to receive payment in shares of the Company's common stock. The number of shares is fixed based on current share prices at the time the fees are recorded as expense, and directors must receive payment in shares. Accordingly, the deferred compensation is credited to additional paid-in capital when earned. When the deferred compensation is paid in shares, the difference between the current share price and the price at the deferral date is also recorded in additional paid-in capital.

The Stock Option Income Deferral Plan permits option holders to elect a stock-for-stock exercise to defer to this plan shares with a value equal to the taxable income that would have otherwise resulted from the option exercise. Elections to exercise stock options under this plan are reported as exercised stock options. Such elections are not recorded in shareholders' equity until the end of the deferral period.

*Employee Retirement Benefit Plans.* The Company has a noncontributory pension plan covering substantially all employees working 20 hours per week or more. Costs related to this plan, based upon actuarial computations of current and future benefits for employees, are charged to non-interest expense and are funded in accordance with the requirements of the Employee Retirement Income Security Act ("ERISA"). The Company also accrues costs related to unfunded plans providing for supplemental retirement benefits.

*Earnings Per Share.* Earnings per share are computed in accordance with SFAS No. 128, *Earnings Per Share*. Basic earnings per share are calculated by dividing net income by weighted average shares outstanding, plus shares issuable under the Directors' Deferred Compensation Plan. Diluted earnings per share are calculated by dividing net income by the sum of the number of shares used for basic earnings per share and an incremental number of shares reflecting the potential dilution that could occur if common stock equivalents (such as stock options) were converted into common stock using the treasury stock method.

*Cash Flow Reporting.* The Company uses the indirect method to report cash flows from operating activities. Under this method, net income is reconciled to net cash flow from operating activities. Net reporting of cash transactions affecting balance sheet items has been used where permitted. The Company considers due from banks and short-term investments to be cash equivalents.

*Comprehensive Income.* Comprehensive income includes net income and any changes in equity from non-owner sources that are not included in the income statement, including changes in unrealized gains and losses on securities, net of applicable income taxes.

*Business Segments.* An operating segment is a component of a business for which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and evaluate performance. The Company's operations are limited to financial services provided within the framework of a community bank, and decisions are based generally on specific market areas and or product offerings. Accordingly, based on the financial information now regularly evaluated by the Company's chief operating decision-maker, the Company operates in a single business segment.

*Recent Accounting Developments.* In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, *Goodwill and Other Intangible Assets.* This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, *Intangible Assets.* SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed at least annually for impairment. Impairment losses would be charged to earnings when they occur. Amortization of goodwill ceases at the SFAS No. 142 adoption date which, for calendar year-end entities such as Alliance, was January 1, 2002. SFAS No. 142 requires that intangible assets other than goodwill (such as core deposit intangibles) continue to be amortized to expense over their estimated useful lives. SFAS No. 142 had an insignificant impact on the consolidated financial statements, as the Company's intangible assets at December 31, 2002 were limited to goodwill of $49,000 which under SFAS No. 142 is no longer amortized.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized and depreciated as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier adoption is permitted. The Company does not expect that the adoption of this statement will have a material impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment and Disposal of Long-Lived Assets,* which is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The provisions of this statement are to be applied prospectively. The adoption of SFAS No. 144 did not affect the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections,* which updates, clarifies and simplifies several existing accounting pronouncements. For example, SFAS No. 145 eliminated the SFAS No. 4 requirement to report that all material net gains and losses from extinguishments of debt as extraordinary items, net of related income taxes. The adoption of this statement did not affect the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which requires that a liability be recognized for these costs when incurred, rather than when an entity commits to an exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002; there were no commitments related to such activities at that date.

In October 2002, the FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions - an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9.* SFAS No. 147 eliminates the requirement to amortize an intangible asset represented by an excess of the fair value of liabilities assumed over the fair value of assets acquired in certain acquisitions of financial institutions such as core deposit intangibles. In addition, this statement amends SFAS No. 144 to include in its scope long-term customer-relationship intangible assets of financial institutions, such as core deposit intangibles. This statement did not have a material impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 was effective for fiscal years ending after December 15, 2002 for transition guidance and annual disclosure provisions. The Company has provided the disclosures required by SFAS No. 148 in this note under the heading "Stock Options."

FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, addresses disclosures to be made by a guarantor in its financial statements about its obligations under guarantees. The disclosure requirements applicable to the Company are included in Note 13 to the consolidated financial statements. The interpretation also requires the recognition, at fair value, of a liability of a guarantor at the inception of certain guarantees issued or modified after December 31, 2002. This recognition requirement is not expected to have a material impact on the Company's consolidated financial statements.

FASB Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities*, provides guidance on the identification of entities controlled through means other than voting rights. The interpretation specifies how a business enterprise should evaluate its interests in a variable interest entity to determine whether to consolidate that entity. A variable interest entity must be consolidated by its primary beneficiary if the entity does not effectively disperse risks among the parties involved. FIN 46 is effective immediately for variable interest entities created after January 31, 2003. For variable interest entities in which an entity holds a variable interest that it acquired before February 1, 2003, FIN 46 applies in the first fiscal period beginning after June 15, 2003. The adoption of this interpretation is not expected to have a significant effect on the Company's consolidated financial statements.

## 2. Cash and Cash Equivalents

| *Short-term investments at December 31 (in thousands)* | 2002 | 2001 |
|---|---|---|
| Money market preferred stock | $ 4,500 | $ 2,500 |
| Other short-term investments | 20 | 91 |
| Total short-term investments | $ 4,520 | $ 2,591 |

The Company is required to maintain certain average vault cash and cash reserve balances with the Federal Reserve Bank of Boston. Cash and due from banks included amounts so required of $3,780,000 and $3,196,000 at December 31, 2002 and 2001, respectively.

## 3. Securities

Information concerning the securities portfolios is summarized below as of December 31, 2002 and December 31, 2001.

| *December 31, 2002 (in thousands)* | Amortized Cost | Unrealized Gains | Unrealized Losses | Fair Value |
|---|---|---|---|---|
| **Securities available for sale** | | | | |
| U.S. Government and agency debt | $ 26,167 | $ 159 | $ – | $ 26,326 |
| U.S. Agency mortgage-backed debt | 13,615 | 160 | – | 13,775 |
| Trust preferred | 17,551 | 229 | (782) | 16,998 |
| Other corporate debt | 15,841 | 207 | (1,771) | 14,277 |
| Marketable equity | 15,758 | 188 | (2,295) | 13,651 |
| Non-marketable equity | 2,785 | – | – | 2,785 |
| Total available for sale | $ 91,717 | $ 943 | $ (4,848) | $ 87,812 |
| **Securities held to maturity** | | | | |
| U.S. Government and agency debt | $ 1,047 | $ 65 | $ – | $ 1,112 |
| U.S. Agency mortgage-backed debt | 850 | 20 | – | 870 |
| Other mortgage-backed debt | 259 | 8 | – | 267 |
| Other corporate debt | 3,216 | 530 | (11) | 3,735 |
| Total held to maturity | $ 5,372 | $ 623 | $ (11) | $ 5,984 |
| *December 31, 2001 (in thousands)* | | | | |
| **Securities available for sale** | | | | |
| U.S. Government and agency debt | $ 10,149 | $ 55 | $ (99) | $ 10,105 |
| U.S. Agency mortgage-backed debt | 17,876 | 78 | (120) | 17,834 |
| Trust preferred | 24,526 | 390 | (2,464) | 22,452 |
| Other corporate debt | 22,047 | 212 | (851) | 21,408 |
| Marketable equity | 12,387 | 160 | (953) | 11,594 |
| Non-marketable equity | 2,580 | – | – | 2,580 |
| Total available for sale | $ 89,565 | $ 895 | $ (4,487) | $ 85,973 |
| **Securities held to maturity** | | | | |
| U.S. Government and agency debt | $ 2,063 | $ 46 | $ (2) | $ 2,107 |
| U.S. Agency mortgage-backed debt | 2,747 | 53 | – | 2,800 |
| Other mortgage-backed debt | 1,518 | 32 | – | 1,550 |
| Other corporate debt | 6,069 | 56 | (595) | 5,530 |
| Total held to maturity | $ 12,397 | $ 187 | $ (597) | $ 11,987 |

The amortized cost, estimated fair value and average yield of debt securities are shown in the following table by remaining period to contractual maturity. Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call or prepayment penalties. The average yield is calculated based on amortized cost.

| *December 31, 2002 (dollars in thousands)* | Amortized Cost | Fair Value | Average Yield |
|---|---|---|---|
| **Debt securities available for sale** | | | |
| Due in 1 year or less | $ 9,969 | $ 9,977 | 1.50% |
| Due after 1 to 5 years | 22,890 | 23,136 | 3.06 |
| Due after 5 to 10 years | 2,051 | 2,186 | 6.51 |
| Due after 10 years | 38,264 | 36,077 | 6.36 |
| Total available for sale | $ 73,174 | $ 71,376 | 4.67% |
| **Debt securities held to maturity** | | | |
| Due in 1 year or less | $ – | $ – | –% |
| Due after 1 to 5 years | 76 | 81 | 7.84 |
| Due after 5 to 10 years | 1,179 | 1,250 | 7.87 |
| Due after 10 years | 4,117 | 4,653 | 7.85 |
| Total held to maturity | $ 5,372 | $ 5,984 | 7.85% |

At December 31, 2002, the Company had $29,247,000 of securities available for sale with call provisions and $1,047,000 of securities held to maturity with call provisions.

Non-marketable equity securities consist of the required investment in Federal Home Loan Bank of Boston stock and an equity investment in Bankers Bank Northeast.

At December 31, 2002, securities with an amortized cost of $2,467,000 were pledged to secure treasury, tax and loan accounts and public deposits.

During 2002, three corporate debt securities with an amortized cost of $3,166,000 were transferred to available for sale from held to maturity due to evidence of significant deterioration in the issuers' credit worthiness through the downgrading by a credit agency and other relevant factors. The unrealized loss at the transfer date of $489,000 (net of income taxes of $252,000) was recorded as an increase in the accumulated other comprehensive loss.

On January 1, 2001, the Company adopted SFAS No. 133 and, as permitted by this accounting standard, reclassified certain debt securities from held to maturity to available for sale. Securities with a total amortized cost of $11,882,000, net of a transfer adjustment of $1,571,000 and with a total fair value of $11,585,000, were transferred to available for sale from held to maturity. The net unrealized loss on these securities was $1,868,000. At the same time, securities with an amortized cost totaling $7,045,000 and a fair value totaling $7,127,000 were transferred to held to maturity from available for sale. The net unrealized gain on these securities was $82,000 at the transfer date. The overall impact of these transfers was an increase of $196,000 in the accumulated other comprehensive loss.

During 2000, one corporate debt security with an amortized cost of $1,030,000 was transferred to available for sale from held to maturity due to evidence of significant deterioration in the issuer's credit worthiness through the downgrading by a credit agency and other relevant factors. The unrealized loss at the transfer date of $314,000 (net of income taxes of $162,000) was recorded as an increase in the accumulated other comprehensive loss.

A summary of the net gains (losses) on securities is shown in the following table:

| *Years ended December 31 (in thousands)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Debt securities sold** | | | |
| Gross gains | $1,265 | $ 165 | $ – |
| Gross losses | (89) | (130) | (211) |
| Net gains (losses) on sales | 1,176 | 35 | (211) |
| **Equity securities sold** | | | |
| Gross gains | 332 | 79 | 247 |
| Gross losses | – | (1) | – |
| Net gains on sales | 332 | 78 | 247 |
| **Net gains on sales of securities** | 1,508 | 113 | $ 36 |
| Gain on equity shares awarded | 14 | – | – |
| Losses on writedowns | (1,364) | (589) | – |
| **Net gains (losses) on securities** | $ 158 | $ (476) | $ 36 |

In 2002, a debt security with an amortized cost of $1,049,000 was written down by $849,000. A debt security with an amortized cost of $515,000 was written off in 2002 after having been written down by $515,000 in 2001. Also in 2001, an equity security with a cost of $119,000 was written down by $74,000. These writedowns reflect other-than-temporary declines in the value of these securities.

## 4. Total Loans and Allowance for Loan Losses

| *December 31 (in thousands)* | 2002 | 2001 |
|---|---|---|
| Residential mortgage loans | $ 78,717 | $ 59,980 |
| Commercial mortgage loans | 94,692 | 87,485 |
| Other commercial loans: | | |
| Construction | 12,093 | 8,810 |
| Other commercial | | |
| Real estate secured | 11,831 | 14,561 |
| Non real estate secured | 15,626 | 14,287 |
| Total other commercial loans | 39,550 | 37,658 |
| Consumer loans: | | |
| Installment | 11,291 | 15,958 |
| Home equity line loans | 26,811 | 22,506 |
| Other consumer loans | 1,445 | 1,385 |
| Total consumer loans | 39,547 | 39,849 |
| Total regular loans | 252,506 | 224,972 |
| Purchased government guaranteed loans | 25,756 | 29,595 |
| Total loans | $278,262 | $254,567 |
| Premiums on loans purchased, deferred loan fees and costs, net | $ 673 | $ 570 |

Following is information about the Company's nonaccruing loans and impaired loans:

| *December 31 (in thousands)* | 2002 | 2001 |
|---|---|---|
| Total nonaccruing loans | $ 2,433 | $ 2,149 |
| Accruing loans past due 90 days or more | 185 | – |
| Impaired loans: | | |
| Valuation allowance required | $ 774 | $ 969 |
| No valuation allowance required | 989 | 3,238 |
| Total impaired loans | $ 1,763 | $ 4,207 |
| Total valuation allowance on impaired loans | $ 127 | $ 129 |
| Commitments to lend additional funds to borrowers with impaired loans | – | – |

| *Years ended December 31 (in thousands)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Additional interest that would have been earned on year-end nonaccruing loans if they had been accruing based on original terms | $ 96 | $ 84 | $ 75 |
| Total interest income recognized on impaired loans while such loans were considered impaired | 279 | 140 | 107 |
| Average recorded investment in impaired loans | 3,706 | 1,616 | 1,285 |

The valuation allowance on impaired loans is included in the overall allowance for loan losses. Changes in the allowance for loan losses were as follows:

| *Years ended December 31 (in thousands)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Balance at beginning of year | $ 3,700 | $ 3,400 | $ 3,200 |
| Charge-offs | (57) | (148) | (214) |
| Recoveries | 59 | 123 | 79 |
| Provision for loan losses | 348 | 325 | 335 |
| Balance at end of year | $ 4,050 | $ 3,700 | $ 3,400 |

The majority of the Company's loans are secured by real estate located within Tolland County in central Connecticut. Real estate loan activities are governed by the Company's loan policies, and loan to value ratios are based on an analysis of the collateral backing each loan.

Loans serviced for others totaled $3,883,000 and $5,346,000 at December 31, 2002 and 2001, respectively.

In the ordinary course of business, the Company makes loans to its directors and officers and their related interests on substantially the same terms prevailing at the time of origination for comparable transactions with others. As of December 31, 2002 and 2001, loans to related parties totaled $239,000 and $434,000, respectively. During 2002, advances on related party loans totaled $180,000 and payments on related party loans totaled $375,000.

## 5. Premises and Equipment, Net

| *December 31 (in thousands)* | 2002 | 2001 |
|---|---|---|
| Land | $ 1,247 | $ 1,290 |
| Buildings | 5,372 | 5,321 |
| Furniture, fixtures, and equipment | 3,032 | 2,969 |
| Total premises and equipment | 9,651 | 9,580 |
| Less: accumulated depreciation and amortization | (4,547) | (4,122) |
| Premises and equipment, net | $ 5,104 | $ 5,458 |

The Company sold parcels of excess land with a cost of $101,000 and $278,000 in 2002 and 2001, respectively. A net gain of $145,000 in 2002 and a net loss of $2,000 in 2001 were recorded from the sales of property. A net loss of $36,000 in 2000 was recorded on the writedown of property.

## 6. Other Assets

| *December 31 (in thousands)* | 2002 | 2001 |
|---|---|---|
| Deferred tax asset, net | $ 1,362 | $ 1,705 |
| Prepaid retirement benefit cost | 1,015 | 249 |
| Life insurance purchase deposit | – | 1,500 |
| All other assets | 610 | 842 |
| Total other assets | $ 2,987 | $ 4,296 |

## 7. Deposits

| *December 31* | 2002 | | 2001 | |
|---|---|---|---|---|
| *(dollars in thousands)* | Amount | Avg. Rate | Amount | Avg. Rate |
| Demand deposits | $ 35,600 | –% | $ 33,647 | –% |
| NOW deposits | 39,091 | 0.43 | 36,400 | 1.15 |
| Money market deposits | 43,964 | 1.46 | 41,223 | 2.34 |
| Savings deposits | 77,605 | 1.25 | 60,182 | 2.02 |
| Total non-time deposits | 196,260 | 0.91 | 171,452 | 1.52 |
| Time deposits, by remaining period to maturity: | | | | |
| Within 1 year | 67,659 | 3.02 | 79,470 | 4.18 |
| After 1, but within 2 years | 20,187 | 4.41 | 23,102 | 4.95 |
| After 2, but within 3 years | 19,702 | 5.15 | 12,333 | 5.49 |
| After 3, but within 4 years | 7,716 | 4.86 | 9,904 | 6.54 |
| After 4, but within 5 years | 19,308 | 4.87 | 7,097 | 4.91 |
| Total time deposits | 134,572 | 3.91 | 131,906 | 4.65 |
| Total deposits | $330,832 | 2.13% | $303,358 | 2.88% |

Amounts and average rates of time deposits of $100,000 or more, by remaining period to maturity, were as follows:

| *December 31* | 2002 | | 2001 | |
|---|---|---|---|---|
| *(dollars in thousands)* | Amount | Avg. Rate | Amount | Avg. Rate |
| Within 3 months | $ 4,235 | 2.53% | $ 7,180 | 2.93% |
| After 3, but within 6 months | 2,502 | 2.89 | 4,057 | 4.13 |
| After 6, but within 12 months | 2,024 | 3.36 | 4,878 | 5.29 |
| After 12 months | 16,310 | 4.89 | 10,451 | 5.22 |
| Total time deposits of $100,000 or more | $ 25,071 | 4.17% | $ 26,566 | 4.45% |

Interest expense and interest paid on deposits are summarized as follows:

| *Years ended December 31 (in thousands)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Interest expense: | | | |
| NOW deposits | $ 312 | $ 498 | $ 502 |
| Money market deposits | 893 | 1,431 | 1,614 |
| Savings deposits | 1,310 | 1,206 | 1,145 |
| Time deposits | 5,820 | 7,173 | 6,810 |
| Total deposit interest expense | $ 8,335 | $ 10,308 | $ 10,071 |
| Interest paid: | | | |
| Time deposits of $100,000 or more | $ 1,131 | $ 1,280 | $ 1,151 |
| Total deposit interest paid | 8,348 | 10,323 | 10,070 |

## 8. Borrowings

Borrowings in the following table are reported based on the remaining period to contractual maturity. None of the borrowings amortize. Actual maturities may differ from contractual maturities because lenders have the right to call certain borrowings with or without call penalties.

| December 31 (dollars in thousands) | 2002 | | 2001 | |
|---|---|---|---|---|
| Due Date | Amount | Rate | Amount | Rate |
| FHLBB advances: | | | | |
| Within 1 year | $ – | –% | $ 6,469 | 2.02% |
| After 1, but within 2 years | 1,500 | 5.09 | – | – |
| After 2, but within 3 years | 7,000 | 6.52 | 1,500 | 5.09 |
| After 3, but within 4 years | 1,500 | 5.66 | 6,000 | 7.05 |
| After 4, but within 5 years | 3,500 | 3.81 | 1,500 | 5.66 |
| After 5 years | 34,010 | 5.21 | 32,500 | 5.26 |
| Total FHLBB advances | 47,510 | 5.31 | 47,969 | 5.05 |
| Federal funds purchased | – | – | 2,100 | 1.80 |
| Company-obligated mandatorily redeemable trust securities | 7,000 | 10.14 | 7,000 | 10.14 |
| Total borrowings | $54,510 | 5.93% | $57,069 | 5.55% |

The Company paid $3,107,000, $2,972,000 and $2,541,000 in interest on borrowings during the years ended December 31, 2002, 2001 and 2000, respectively.

The Company has a line of credit equal to 2% of total assets with the Federal Home Loan Bank of Boston ("FHLBB"). The Company may borrow additional funds from the FHLBB subject to certain limitations. To secure advances from the FHLBB, the Company has pledged certain qualifying assets, as defined by the FHLBB. To obtain additional loan advances, the Company may be required to invest in additional amounts of FHLBB stock. The investment in FHLBB stock included in securities available for sale as of December 31, 2002 and 2001, was $2,605,000 and $2,399,000, respectively.

FHLBB advances maturing after five years at December 31, 2002 include advances that are callable at the option of the lender as follows: $17,500,000 at 5.11% callable as of December 31, 2002, $5,000,000 at 4.89% in 2003, $5,000,000 at 6.04% in 2004, and $5,000,000 at 5.39% in 2008. Borrowings are callable on a quarterly basis continually after the first call date. If the advances are called, the Company may elect to replace the funding with additional FHLBB borrowings at then prevailing market interest rates.

Information on the Company's other short-term borrowings is summarized below:

| December 31 (dollars in thousands) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Federal funds purchased | | | |
| Balance | $ – | $2,100 | $ – |
| Rate | –% | 1.80% | –% |
| Other short-term borrowings | | | |
| Balance | $ – | $ – | $1,200 |
| Rate | –% | –% | 10.65% |

| Years ended December 31 (dollars in thousands) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Average outstanding | $ 118 | $ 244 | $ 460 |
| Maximum month-end balance | $2,816 | $8,383 | $1,200 |
| Weighted average interest rate | 2.59% | 2.61% | 10.65% |

The Company has two statutory business trusts, of which the Company owns all of the common securities. These trusts issued trust securities totaling $7,000,000 and invested the proceeds thereof in an equivalent amount of junior subordinated debentures issued by the Company. The subordinated debt securities are unsecured obligations of the Company and are subordinate and junior in right of payment to all present and future senior indebtedness of the Company. The Company has entered into a guarantee, which provides a full and unconditional guarantee of amounts on the capital securities. The capital securities qualify as Tier 1 capital for the Company under regulatory definitions.

The trust securities include $3,500,000 bearing interest at 9.40% and $3,500,000 at 10.88%, and have maturities in 2029 and 2030. Early redemption at the Company's option may occur after 2009 and 2010, or in the event of certain regulatory or tax changes. Additionally, payments on these securities may be suspended by the Company for up to five years under certain circumstances.

## 9. Shareholders' Equity

### *Treasury stock*

Treasury stock consists of 200,599 common shares at a cost of $15.50 per share purchased in 1998.

### *Accumulated Other Comprehensive Loss, net*

| December 31 (dollars in thousands) | 2002 | 2001 |
|---|---|---|
| Net loss on securities currently classified as available for sale | $ (3,905) | $ (3,592) |
| Net unamortized loss on securities transferred from available for sale to held to maturity | (76) | (358) |
| Deferred income tax effect, net of valuation allowance | 637 | 1,073 |
| Total accumulated other comprehensive loss | $ (3,344) | $ (2,877) |

### *Dividends*

The Company's principal asset is its investment in the Bank. As such, the Company's ability to pay cash dividends to its shareholders is largely dependent on the ability of the Bank to pay cash dividends to the Company. The declaration of cash dividends is dependent on a number of factors, including regulatory limitations, financial conditions, and the Bank's operating results. The shareholders of the Company will be entitled to dividends only when, and if, declared by the Company's Board of Directors out of funds legally available therefrom. The declaration of future dividends will be subject to favorable operating results, financial conditions, debt service requirements on trust preferred securities, tax considerations and other factors. FDIC regulations require banks to maintain certain capital ratios, as noted below, which may otherwise restrict the ability of the Bank to pay dividends to the Company. The Bank's ability to pay dividends is also governed by State of Connecticut banking regulations.

### *Regulatory Capital Requirements*

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total Capital and Tier 1 Capital to risk-weighted assets, and of Leverage (Tier 1) Capital to average assets. Management believes that, as of December 31, 2002 and 2001, the Bank exceeded all capital adequacy requirements to which it was subject.

As of December 31, 2002, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier 1 risk-based and Leverage ratios measuring 10.0%, 6.0% and 5.0%, respectively.

There have been no conditions or events since that notification that Management believes have changed the Bank's capital category.

The following table presents capital and capital ratio information for the Bank:

| *December 31 (dollars in thousands)* | 2002 | | 2001 | |
|---|---|---|---|---|
| Actual: | | | | |
| Total risk-based capital | $ 36,730 | 11.7% | $ 34,551 | 11.6% |
| Tier 1 risk-based capital | 32,788 | 10.4 | 30,851 | 10.4 |
| Leverage | 32,788 | 7.9 | 30,851 | 8.2 |
| Minimum regulatory capital standards: | | | | |
| Total risk-based capital | $ 25,222 | 8.0% | $ 23,828 | 8.0% |
| Tier 1 risk-based capital | 12,611 | 4.0 | 11,866 | 4.0 |
| Leverage | 16,602 | 4.0 | 15,049 | 4.0 |

The Company is subject to similar consolidated regulatory capital requirements of the Federal Reserve Board. The Company satisfied these requirements at December 31, 2002 and 2001, with capital ratios substantially the same as those of the Bank.

### *Stock Options*

The measurement of the compensation cost of the Company's stock option plans is discussed in Note 1. The Company maintains a Stock Option Incentive Plan for the benefit of officers and other employees of the Company. Under the terms of this plan, 329,992 shares may be issued or transferred pursuant to the exercise of options to purchase shares of common stock and stock appreciation rights ("SARs") and awards of restricted stock. The exercise price of the option is equal to the market price of the common stock on the date of grant. Options granted to officers and other full time salaried employees may be accompanied by SARs and awards of restricted stock. No SARs or awards of restricted stock have been granted as of December 31, 2002. Total shares reserved for future option grants were 538 at December 31, 2002.

The Company also maintains a Stock Option Plan for Non-Employee Directors. Under the terms of this plan, 177,100 shares may be issued or transferred pursuant to the exercise of options to purchase shares of common stock. Total shares reserved for future grants to non-employee directors were 30,660 at December 31, 2002. Total options outstanding include grants made under prior stock option plans.

A summary of the status of the Company's stock option plans and changes therein is presented in the following table.

| Years ended December 31 | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | | Weighted-Avg. Exercise Price | | Weighted-Avg. Exercise Price | | Weighted-Avg. Exercise Price |
| | Shares | | Shares | | Shares | |
| Outstanding at beginning of year | 290,959 | $ 7.56 | 314,495 | $ 7.34 | 340,746 | $ 7.09 |
| Granted | 232,040 | 17.45 | 18,040 | 8.95 | 13,640 | 7.05 |
| Exercised | (94,643) | 7.00 | (20,621) | 3.82 | (23,999) | 3.61 |
| Forfeited | (1,100) | 12.04 | (20,955) | 9.07 | (15,892) | 7.39 |
| Outstanding at end of year | 427,256 | $ 13.04 | 290,959 | $ 7.56 | 314,495 | $ 7.34 |
| Options exercisable at end of year | 338,556 | $ 11.88 | 285,459 | $ 7.55 | 307,895 | $ 7.35 |
| Shares reserved for future grants | 31,198 | | 262,133 | | 259,218 | |

The following table summarizes information about stock options outstanding at December 31, 2002:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted-Avg. Remaining Contractual Life | Weighted-Avg. Exercise Price | Number Outstanding | Weighted-Avg. Exercise Price |
| $1 to $6 | 33,109 | 1.0 years | $ 4.14 | 33,109 | $ 4.14 |
| $6 to $9 | 100,546 | 6.5 | 7.76 | 100,546 | 7.76 |
| $9 to $12 | 62,661 | 5.7 | 9.91 | 62,661 | 9.91 |
| $12 to $15 | 8,140 | 9.3 | 12.75 | 7,040 | 12.73 |
| $15 to $19 | 222,800 | 9.9 | 17.64 | 135,200 | 17.70 |
| Total | 427,256 | 7.8 years | $ 13.04 | 338,556 | $ 11.88 |

### *Deferred Stock Plans*

The Company maintains a Directors' Deferred Compensation Plan which allows participants to defer receipt of fees earned as a director of the Company. Upon the death, retirement or resignation of a director, payment is made in the form of Company common stock. Total shareholders' equity included $158,000 at December 31, 2002, equal to the market value at grant date of the 16,458 common shares issuable under this plan.

The Company established a Stock Option Income Deferral Plan in 2001, whereby option holders may elect a stock-for-stock exercise to defer to the plan shares equal in value to the taxable income that would have otherwise resulted from the option exercise. In 2001, 10,549 options were exercised pursuant to this plan. No options were exercised pursuant to this plan in 2002

## 10. Employee Benefit Plans

The Company sponsors a noncontributory defined benefit pension plan covering all employees who meet certain eligibility requirements. Benefits are based on length of service and qualifying compensation. The Company's policy is to fund the plan in accordance with the requirements of applicable regulations. Plan assets are invested in stock, bond, and money market investments. The Company's measurement date is December 31 for pension accounting purposes. The pension plan's funded status and amounts recognized in the Company's financial statements are shown in the following table.

| *Years ended December 31 (in thousands)* | 2002 | 2001 |
|---|---|---|
| **Change in benefit obligation** | | |
| Benefit obligation at beginning of year | $ 2,800 | $ 2,497 |
| Service cost | 152 | 118 |
| Interest cost | 196 | 178 |
| Actuarial loss | 146 | 120 |
| Benefits paid | (130) | (113) |
| Benefit obligation at end of year | $ 3,164 | $ 2,800 |
| **Change in plan assets** | | |
| Fair value of plan assets at beginning of year | $ 2,656 | $ 2,983 |
| Employer contribution | 888 | - |
| Loss on plan assets | (300) | (214) |
| Benefits paid | (130) | (113) |
| Fair value of plan assets at end of year | $ 3,114 | $ 2,656 |
| **Funded status at end of year** | | |
| Funded status | $ (50) | $ (144) |
| Unrecognized net transition obligation | (3) | (20) |
| Unrecognized net actuarial loss | 1,070 | 432 |
| Unrecognized prior service cost | (2) | (19) |
| Prepaid benefit cost (included in other assets) | $ 1,015 | $ 249 |
| **Weighted average assumptions** | | |
| Discount rate | 6.75% | 7.00% |
| Expected return on plan assets | 8.50% | 8.50% |
| Rate of compensation increase | 5.00% | 5.00% |

Components of net periodic pension expense (benefit) are as follows:

| *Years ended December 31 (in thousands)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Service cost | $ 152 | $ 118 | $ 113 |
| Interest cost | 196 | 178 | 165 |
| Expected return on plan assets, net | (221) | (271) | (287) |
| Net amortization and deferral | (5) | (35) | (70) |
| Net periodic pension expense (benefit) | $ 122 | $ (10) | $ (79) |

The Company also sponsors a defined contribution 401(k) savings plan, which includes a discretionary matching contribution by the Company equal to 35% of the employees' contribution up to 6% of earnings. Savings plan expense totaled $69,000, $59,000 and $58,000 for the years 2002, 2001 and 2000, respectively. Additionally, the Company offers retirees participation in its medical insurance benefit program. No contribution is provided by the Company.

The Company has supplemental retirement plans for an active key employee and a retired key employee. The accrued liability for these plans (included in other liabilities) was $232,000 and $183,000 at December 31, 2002 and 2001, respectively. Plan expense was $55,000, $60,000 and $40,000 for the years 2002, 2001 and 2000, respectively. These plans were designed to offset the effect of tax law provisions which reduce pension benefits for highly paid employees. The Company purchased a bank-owned life insurance policy on the life of the active key employee. The death benefits will assist in the funding of the supplemental retirement plan liability. The Company will recover the cost of premium payments from the cash value of this policy. The cash surrender value of this policy was $3,039,000 and $2,891,000 at December 31, 2002 and 2001, respectively.

The Company owns additional life insurance policies on the lives of directors and certain officers. The death benefits are payable to the Company and a benefit will be paid to the participants representing a portion of the death benefits proceeds. The Company will recover the cost of premium payments from the cash value of these policies. The cash surrender value of these policies was $3,168,000 and $1,500,000 at December 31, 2002 and 2001, respectively.

Increases in cash surrender value of life insurance recorded in the income statement were $316,000 in 2002, $145,000 in 2001 and $147,000 in 2000.

## 11. Income Taxes

Components of income tax expense are as follows:

| *Years ended December 31 (in thousands)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Current: | | | |
| Federal | $ 1,537 | $ 1,204 | $ 1,412 |
| State | – | – | – |
| Total current | 1,537 | 1,204 | 1,412 |
| Deferred (including change in valuation allowance): | | | |
| Federal | (94) | (7) | (178) |
| State | – | – | – |
| Total deferred | (94) | (7) | (178) |
| Total income tax expense | $ 1,443 | $ 1,197 | $ 1,234 |

The actual income tax expense differs from the "expected" income tax expense, computed by applying the statutory U.S. Federal corporate tax rate of 34% to income before income taxes, as follows:

| *Years ended December 31 (in thousands)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Expected income tax expense at statutory rate | $ 1,666 | $ 1,418 | $ 1,514 |
| (Decrease) increase in income tax resulting from: | | | |
| Dividends received deduction | (195) | (219) | (270) |
| Increase in cash surrender value of life insurance | (89) | (49) | (50) |
| Other, net | 61 | 47 | 40 |
| Total income tax expense | $ 1,443 | $ 1,197 | $ 1,234 |

The Company made income tax payments of $1,650,000, $1,550,000 and $1,372,000 during the years ended December 31, 2002, 2001 and 2000, respectively.

The tax effects of temporary differences and net operating loss carryforwards that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented in the following table.

| *December 31 (in thousands)* | 2002 | 2001 |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for loan losses | $ 1,157 | $ 1,123 |
| State tax net operating loss carryforward | 1,159 | 985 |
| Depreciation of premises and equipment | 20 | 29 |
| Unrealized losses on securities | 1,551 | 1,538 |
| Other, net | 642 | 390 |
| Total gross deferred tax assets | 4,529 | 4,065 |
| Less: valuation allowance | (2,137) | (1,601) |
| Deferred tax assets, net of valuation allowance | 2,392 | 2,464 |
| Deferred tax liabilities: | | |
| Loan origination fees | (433) | (457) |
| Other | (597) | (302) |
| Total gross deferred tax liabilities | (1,030) | (759) |
| Net deferred tax assets | $ 1,362 | $ 1,705 |

In order to fully realize the net deferred tax assets, the Company must either generate future taxable income or incur tax losses that can be carried back to prior years. Based on the Company's historical and anticipated taxable income, Management believes that the Company will realize its net deferred tax assets.

A deferred tax asset valuation allowance of $1,224,000 and $1,136,000 at December 31, 2002 and 2001, respectively, was established for the state portion of temporary differences (not including unrealized losses on securities) and state tax net operating loss carryforwards that may not be realized due to the expectation that there will be no state taxable income for the foreseeable future because of the passive investment company. As of December 31, 2002 and 2001, there is also a full valuation allowance of $913,000 and $465,000, respectively, for the federal and state tax effect of unrealized capital losses on equity securities and the state tax effect of temporary differences for other unrealized securities losses.

Total state tax net operating loss carryforwards of $23,413,000 are available at December 31, 2002, of which $4,145,000 expires in 2004 and the remainder expires between 2020 and 2022.

## 12. Commitments and Contingencies

Future minimum rental payments required under operating leases that have remaining noncancellable lease terms as of December 31, 2002 are as follows: 2003 - $99,000; 2004 - $79,000; 2005 - $45,000; 2006 - $26,000; 2007 - $26,000; and $8,000 thereafter. Total rental expense under operating leases was $122,000, $118,000 and $125,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

In June 2002, the Company entered into an agreement to purchase real estate for expansion purposes for $610,000. This purchase was completed in January 2003.

There are various legal proceedings against the Company arising out of its business. Although the outcome of these cases is uncertain, in the opinion of Management, based on discussions with legal counsel, these matters are not expected to result in a material adverse effect on the financial position or future operating results of the Company.

## 13. Financial Instruments With Off-Balance Sheet Risk

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the needs of its customers. The instruments involve, to varying degrees, credit risk, interest rate risk and liquidity risk in excess of the amounts recognized in the consolidated balance sheets. The off-balance sheet amounts related to these instruments are as follows:

| *December 31 ( in thousands)* | 2002 | 2001 |
|---|---|---|
| Commitments to extend credit: | | |
| Commitments to originate new loans: | | |
| Fixed rate | $ 20,331 | $ 7,330 |
| Variable rate | 6,166 | 5,864 |
| Unadvanced construction lines of credit | 13,138 | 11,836 |
| Unadvanced home equity credit lines | 28,292 | 22,986 |
| Unadvanced commercial lines of credit | 6,557 | 7,592 |
| Unadvanced reserve credit lines | 434 | 431 |
| Standby letters of credit | 1,987 | 1,329 |
| Commitments to purchase Government guaranteed loans | 302 | 1,314 |

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. The total commitment amounts do not necessarily represent future cash requirements or credit risk. Standby letters of credit are generally unconditional and irrevocable, and are generally not expected to be drawn upon. In general, the Company uses the same credit policies in providing these financial instruments as it does in making funded loans.

All of the Company's outstanding standby letters of credit are performance standby letters of credit within the scope of FASB Interpretation No. 45. These are irrevocable undertakings by the Company, as guarantor, to make payments in the event a specified third party fails to perform under a nonfinancial contractual obligation. Most of the Company's performance standby letters of credit arise in connection with lending relationships and have terms of one year or less. The maximum potential future payments the Company could be required to make equals the face amount of the letters of credit shown in the preceding table. The Company's recognized liability for performance standby letters of credit was insignificant at December 31, 2002.

## 14. Fair Values of Financial Instruments

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale, at one time, the Company's entire holdings of a particular financial instrument. Because no market exists for a portion of the Company's financial instruments, fair value estimates were based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could affect the estimates significantly. Fair value estimates were based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications relating to the realization of the unrealized gains and losses have not been considered but may have a significant effect on fair value estimates.

The carrying amounts reported in the consolidated balance sheets for cash and short-term investments approximate those assets' fair values. Fair values of securities were based on quoted market prices, which where available in most cases. For securities without quoted market prices and for loans, the fair values were estimated by discounting anticipated future cash flows using current interest rates on instruments with similar terms and credit characteristics. The carrying amount of accrued interest receivable approximates fair value.

The fair values of deposits with no stated maturity were, by definition, equal to their carrying amounts. The fair values of time deposits were based on the discounted value of contractual cash flows, estimated using discount rates equal to the interest rates offered at the valuation date for deposits of similar remaining maturities. The carrying amounts of short-term borrowings approximated their fair values. Rates currently available for debt with similar terms and remaining maturities were used to estimate the fair value of long-term borrowings. The carrying amount of accrued interest payable approximates fair value.

The fair values of the Company's off-balance sheet financial instruments approximate their carrying amounts, which are insignificant at December 31, 2002 and 2001.

The following are the carrying amounts and estimated fair values of the Company's financial assets and liabilities, none of which were held for trading purposes.

| *December 31* | 2002 | | 2001 | |
|---|---|---|---|---|
| *(in thousands)* | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Financial assets: | | | | |
| Cash and cash equivalents | $ 18,461 | $ 18,461 | $ 15,314 | $ 15,314 |
| Securities available for sale | 87,812 | 87,812 | 85,973 | 85,973 |
| Securities held to maturity | 5,372 | 5,984 | 12,397 | 11,987 |
| Residential mortgage loans held for sale | 11,942 | 12,050 | 3,507 | 3,517 |
| Net loans | 274,212 | 281,564 | 250,867 | 253,501 |
| Accrued interest receivable | 2,417 | 2,417 | 2,812 | 2,812 |
| Bank-owned life insurance | 6,207 | 6,207 | 4,391 | 4,391 |
| Financial liabilities: | | | | |
| Deposits with no stated maturity | 196,260 | 196,260 | 171,452 | 171,452 |
| Time deposits | 134,572 | 140,793 | 131,906 | 136,443 |
| Borrowings, including trust preferred securities | 54,510 | 60,067 | 57,069 | 61,631 |
| Accrued interest payable | 378 | 378 | 374 | 374 |

## 15. Condensed Financial Statements of Alliance Bancorp of New England, Inc. (Parent Company)

### *Balance Sheets*

| *December 31 (in thousands)* | 2002 | 2001 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 509 | $ 197 |
| Equity investment in subsidiaries | 31,808 | 29,043 |
| Due from subsidiaries | 536 | 101 |
| Other assets | 130 | 177 |
| Total assets | $ 32,983 | $ 29,518 |
| **Liabilities and Shareholders' Equity** | | |
| Liabilities: | | |
| Subordinated notes payable to non-bank subsidiaries | $ 7,105 | $ 7,105 |
| Other liabilities | 328 | 324 |
| Total liabilities | 7,433 | 7,429 |
| Total shareholders' equity | 25,550 | 22,089 |
| Total liabilities and shareholders' equity | $ 32,983 | $ 29,518 |

### *Income Statements*

| *Years ended December 31 (in thousands)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Dividends from subsidiaries | $ 1,025 | $ 1,331 | $ 790 |
| Interest income from short-term investment | – | – | 19 |
| Interest expense on subordinated notes | (725) | (706) | (634) |
| Net interest and dividend income | 300 | 625 | 175 |
| Non-interest expenses | (497) | (252) | (199) |
| Income (loss) before income tax benefit and equity in net income of subsidiaries | (197) | 373 | (24) |
| Income tax benefit | 433 | 345 | 297 |
| Income before equity in net income of subsidiaries | 236 | 718 | 273 |
| Equity in undistributed net income of subsidiaries | 3,222 | 2,257 | 2,947 |
| Net income | $ 3,458 | $ 2,975 | $ 3,220 |

*Statements of Cash Flows*

| *Years ended December 31* *(in thousands)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Operating Activities:** | | | |
| Net income | $ 3,458 | $ 2,975 | $ 3,220 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Equity in undistributed net income of subsidiaries | (3,222) | (2,257) | (2,947) |
| Other adjustments, net | 158 | 106 | (11) |
| Net cash provided by operating activities | 394 | 824 | 262 |
| **Investing Activities:** | | | |
| Equity investment in subsidiaries | – | – | (3,405) |
| **Financing Activities:** | | | |
| Notes issued to non-bank subsidiaries | – | – | 3,605 |
| Exercise of stock options | 663 | 61 | 87 |
| Cash dividends paid | (745) | (700) | (640) |
| Net cash (used) provided by financing activities | (82) | (639) | 3,052 |
| **Net Change in Cash and Cash Equivalents** | 312 | 185 | (91) |
| Cash and cash equivalents at beginning of the year | 197 | 12 | 103 |
| Cash and cash equivalents at end of the year | $ 509 | $ 197 | $ 12 |

# Consolidated Supplementary Financial Data (unaudited)

***Selected Quarterly Financial Data***

| | 2002 | | | | 2001 | | | |
|---|---|---|---|---|---|---|---|---|
| *(in thousands, except share data)* | Q 4 | Q 3 | Q 2 | Q 1 | Q 4 | Q 3 | Q 2 | Q 1 |
| Net interest income | $ 3,195 | $ 3,090 | $ 3,069 | $ 3,194 | $ 3,138 | $ 2,974 | $ 3,009 | $ 3,091 |
| Provision for loan losses | 47 | 64 | 65 | 172 | 116 | 75 | 62 | 72 |
| Non-interest income | 754 | 751 | 684 | 665 | 73 | 421 | 359 | 365 |
| Non-interest expense | 2,664 | 2,570 | 2,452 | 2,467 | 2,394 | 2,224 | 2,096 | 2,218 |
| Income before income taxes | 1,238 | 1,207 | 1,236 | 1,220 | 701 | 1,096 | 1,210 | 1,166 |
| Income tax expense | 356 | 346 | 371 | 370 | 194 | 275 | 389 | 339 |
| Net income | $ 882 | $ 861 | $ 865 | $ 850 | $ 507 | $ 821 | $ 821 | $ 827 |
| **Per Share Data:** | | | | | | | | |
| Basic earnings per share | $ 0.34 | $ 0.33 | $ 0.34 | $ 0.33 | $ 0.20 | $ 0.32 | $ 0.32 | $ 0.32 |
| Diluted earnings per share | 0.32 | 0.32 | 0.32 | 0.32 | 0.19 | 0.31 | 0.31 | 0.31 |
| Cash dividends declared | 0.075 | 0.075 | 0.068 | 0.068 | 0.068 | 0.068 | 0.068 | 0.068 |
| Common stock price: | | | | | | | | |
| High | 20.20 | 15.70 | 15.45 | 13.19 | 10.95 | 12.73 | 11.59 | 8.53 |
| Low | 14.40 | 12.94 | 12.55 | 10.68 | 9.41 | 10.73 | 8.18 | 7.61 |
| Close | 20.15 | 15.30 | 13.77 | 12.95 | 10.91 | 10.82 | 11.35 | 8.41 |

Net interest income declined in the second and third quarters of both 2001 and 2002 before the accumulated effect of falling short-term interest rates on interest income was offset by volume growth and time deposit repricing. Increases in the loan loss provision in the fourth quarter of 2001 and the first quarter of 2002 reflected higher impairment reserves.

Non-interest income benefited from fee income growth in 2002 and was affected by securities gains and losses, including a $515,000 decrease due to a writedown on a debt security deemed to be impaired on an other-than-temporary basis in the fourth quarter of 2001. Other-than-temporary impairments were also recognized in the third and fourth quarters of 2002, together with net realized gains on sales of securities.

Non-interest expense increased in the first and fourth quarters of 2001 due to conversion-related expenses. In 2002, expenses were higher in the second half of the year due to higher staff costs and legal fees.

Quarterly net income was flat in the first three quarters of 2001, declining in the fourth quarter principally due to the security writedown. Quarterly income in 2002 grew mainly in the first and fourth quarters due to higher net interest income. Quarterly data may not sum to annual data due to rounding.

***Volume and Rate Analysis - FTE Basis***

| | 2002 versus 2001 Change due to | | | 2001 versus 2000 Change due to | | |
|---|---|---|---|---|---|---|
| *(in thousands)* | Volume | Rate | Total | Volume | Rate | Total |
| Interest income: | | | | | | |
| Loans | $ 1,603 | $ (2,527) | $ (924) | $ 2,755 | $ (1,218) | $ 1,537 |
| Securities available for sale | 1,023 | (1,046) | (23) | 1,250 | (408) | 842 |
| Securities held to maturity | (515) | 25 | (490) | (806) | (77) | (883) |
| Other earning assets | 181 | (250) | (69) | (432) | (358) | (790) |
| Total Change | 2,292 | (3,798) | (1,506) | 2,767 | (2,061) | 706 |
| Interest expense: | | | | | | |
| Deposits | 1,170 | (3,143) | (1,973) | 892 | (655) | 237 |
| Borrowings | 219 | (41) | 178 | 211 | 48 | 259 |
| Total Change | 1,389 | (3,184) | (1,795) | 1,103 | (607) | 496 |
| Net Change | $ 903 | $ (614) | $ 289 | $ 1,664 | $ (1,454) | $ 210 |

*Note: Changes attributable jointly to volume, rate and mix have been allocated proportionately.*

*Contractual Maturities of Construction and Commercial Loans*

| December 31, 2002 (in thousands) | 1 Year or Less | 1-5 Years | Over 5 Years | Total |
|---|---|---|---|---|
| Construction loans: | | | | |
| Residential | $ – | $ – | $ 2,559 | $ 2,559 |
| Commercial | 8,426 | 3,667 | – | 12,093 |
| Commercial loans | 6,776 | 17,763 | 97,610 | 122,149 |
| Total | $ 15,202 | $ 21,430 | $ 100,169 | $ 136,801 |
| Interest rate sensitivity: | | | | |
| Predetermined rates | $ 797 | $ 11,577 | $ 37,256 | $ 49,630 |
| Variable rates | 14,405 | 9,853 | 62,913 | 87,171 |
| Total | $ 15,202 | $ 21,430 | $ 100,169 | $ 136,801 |

*Securities Cost and Fair Value*

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| December 31 (in thousands) | Amortized Cost | Fair Value | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| **Available for sale** | | | | | | |
| U.S. Government and agency debt | $ 26,167 | $ 26,326 | $ 10,149 | $ 10,105 | $ 5,000 | $ 4,963 |
| U.S. Agency mortgage-backed debt | 13,615 | 13,775 | 17,876 | 17,834 | 3,457 | 3,457 |
| Other mortgage-backed debt | – | – | – | – | 2,093 | 2,103 |
| Trust preferred | 17,551 | 16,998 | 24,526 | 22,452 | 24,122 | 20,896 |
| Other corporate debt | 15,841 | 14,277 | 22,047 | 21,408 | 6,042 | 6,053 |
| Marketable equity | 15,758 | 13,651 | 12,387 | 11,594 | 14,659 | 13,639 |
| Non-marketable equity | 2,785 | 2,785 | 2,580 | 2,580 | 2,281 | 2,281 |
| Total available for sale | $ 91,717 | $ 87,812 | $ 89,565 | $ 85,973 | $ 57,654 | $ 53,392 |
| **Held to maturity** | | | | | | |
| U.S. Government and agency debt | $ 1,047 | $ 1,112 | $ 2,063 | $ 2,107 | $ 986 | $ 1,002 |
| U.S. Agency mortgage-backed debt | 850 | 870 | 2,747 | 2,800 | 3,850 | 3,831 |
| Other mortgage-backed debt | 259 | 267 | 1,518 | 1,550 | 251 | 255 |
| Trust preferred | – | – | – | – | 3,098 | 3,001 |
| Other corporate debt | 3,216 | 3,735 | 6,069 | 5,530 | 14,828 | 14,099 |
| Total held to maturity | $ 5,372 | $ 5,984 | $ 12,397 | $ 11,987 | $ 23,013 | $ 22,188 |

## MARKET FOR COMMON EQUITY

The Company's common stock is listed on the American Stock Exchange (AMEX) under the symbol "ANE." A total of 966,020 shares of the Company's stock, or 36% of year-end outstanding shares, were traded on AMEX in 2002. As of February 28, 2003, the Company had 447 holders of record of its common stock. This does not reflect the number of persons or entities who hold their stock in nominee or "street" name. The closing sale price of the stock on February 28, 2003 was $19.00. Dividends declared and paid in 2002 and 2001 totaled $0.286 and $0.273 per share, respectively. Dividends are subject to the restrictions of applicable regulations.



*Robert C. Boardman*
Formerly President
Capital Area Health Consortium



*Joseph P. Capossela*
Partner
Kahan, Kerensky and Capossela, LLP



*Rodney C. Dimock*
Principal
Arrow Capital, LLC



*D. Anthony Guglielmo*
Chairman
State Senator - 35th District
President - Penny Hanley and Howley Co, Inc.



*Patrick J. Logiudice*
Executive Vice President
Alliance Bancorp of New England



*Reginald U. Martin*
Partner
Insurance Planning Associates



*Douglas J. Moser*
Partner
Moser Pilon Nelson Architects



*Patricia A. Noblet*
Certified Residential Specialist
Sentry Real Estate



*Kenneth R. Peterson*
Vice Chairman
Partner
Gardner and Peterson Associates



*Matthew L. Reiser*
Private Investor
Formerly Vice President
American Management Systems



*Joseph H. Rossi*
President/Chief Executive Officer
Alliance Bancorp of New England

**ALLIANCE BANCORP**
*of New England, Inc.*

## Stock Listing

Ticker Symbol: ANE Website: www.amex.com

## Shareholder Services Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948
www.rtco.com

## Shareholder Contact

Karen Ouimet-Matusek
Alliance Bancorp of New England, Inc.
Post Office Box 2588, Vernon, CT 06066
(860) 875-2500

## Investor Information

A copy of the Alliance Bancorp of New England, Inc. annual report on Form 10-K, as filed with the Securities and Exchange Commission is available without charge by written or telephone request to the shareholder contact above, or through the website referenced below.

Copies of reports filed with the Securities and Exchange Commission are available without charge through the Internet at www.sec.gov

## Website

www.alliancebancorp.com
"Contact Us" form available

## Executive Offices

348 Hartford Turnpike, Vernon, CT 06066
(860) 875-2500

## Officers

*Joseph H. Rossi*
President/Chief Executive Officer

*Patrick J. Logiudice*
Executive Vice President

*David H. Gonci*
Senior Vice President/CFO/Treasurer

*Cynthia S. Harris*
Secretary

*Printed on 15% postconsumer fiber paper*